Annual Report 2007

Pennsylvania Real Estate Investment Trust




The

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers. The Company's retail portfolio is approximately 34 million square feet and consists of 55 properties, including 38 shopping malls, 13 strip and power centers, and four properties under development. The Company's properties are located in 13 states in the eastern half of the United States, primarily in the Mid-Atlantic region. PREIT is headquartered in Philadelphia, Pennsylvania. The Company's website can be found at www.preit.com. PREIT's shares are publicly traded on the NYSE under the symbol PEI.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST FINANCIAL HIGHLIGHTS (in thousands, except per share amounts)

Year Ended December 31,	2007	2006
Funds from operations*	$ 160,663	$ 148,260
Total real estate revenue	$ 459,596	$ 454,878
Income from continuing operations	$ 17,283	$ 28,729
Net income	$ 23,161	$ 28,021
Net income available to common shareholders	$ 28,567	$ 14,408
Income from continuing operations per share–diluted	$ 0.57	$ 0.39
Net income per share–diluted	$ 0.73	$ 0.37
Investment in real estate, at cost	$ 3,367,294	$ 3,132,370
Total assets	$ 3,264,074	$ 3,145,609
Distributions paid to common shareholders/unitholders	$ 94,057	$ 92,577
Distributions paid per common share	$ 2.28	$ 2.28
Number of common shares and OP Units outstanding	41,348	41,244
Total market capitalization	$ 3,675,927	$ 3,870,634

* Reconciliation to GAAP can be found on page 14.




NOW OPEN!
NOW
OPEN!

PEI LISTED NYSE

Cherry Hill Mall
Cherry Hill, NJ

Redevelopment projects completed in 2006 and 2007

BEAVER VALLEY MALL
COMPLETED 2007


DICK'S
SPORTING GOODS
NOW OPEN

CAPITAL CITY MALL
COMPLETED 2006


CAPITAL CITY MALL

CUMBERLAND MALL
COMPLETED 2006


BEST
BUY

FRANCIS SCOTT KEY MALL
COMPLETED 2007


BARNES & NOBLE
BOOKSELLERS

LEHIGH VALLEY MALL
COMPLETED 2007



LYCOMING MALL
COMPLETED 2006


BORDERS

MAGNOLIA MALL
COMPLETED 2007



NEW RIVER VALLEY MALL
COMPLETED 2007



PATRICK HENRY MALL
COMPLETED 2006



THE MALL AT PRINCE GEORGES
COMPLETED 2006



VALLEY VIEW MALL
COMPLETED 2006


BARNES&NOBLE
BOOKSELLERS

VIEWMONT MALL
COMPLETED 2006


macy's

WYOMING VALLEY MALL
COMPLETED 2006


W
WYOMING VALLEY MALL


Thank you for supporting our merchants while we improve for you!

From left:
Ronald Rubin
Chairman and Chief Executive Officer

Edward A. Glickman
President and Chief Operating Officer

To Our Fellow Shareholders,

At PREIT, 2007 was a year of great progress. It was a time of ribbon cuttings and store openings. Since PREIT's 2003 merger with Crown American and acquisition of the Rouse properties, our strategy has been to unlock the potential of our expanded portfolio through creative redevelopment. Our strategy is proving successful and remains on track. We have already seen the early returns in new tenants, increased traffic, and rising sales at our redeveloped properties.

The economy entered uncertain times as 2007 came to a close. The Company and its shares are not immune from today's economic challenges, but despite these market cycles, PREIT continues to build value by creating exciting retail destinations.

Transforming Our Portfolio

Across 2006 and 2007, on average, PREIT opened a newly redeveloped property every other month. In 2007, redevelopment was completed at five malls and we opened three new power centers. When added to the eight redevelopment projects we finished in 2006, we have now completed 13 of the 22 properties selected for redevelopment.

While our accomplishments of 2007 are noteworthy, we remain focused on the years ahead, the redevelopment projects currently underway, and the continued successful transformation of our portfolio. We now have nine redevelopment projects slated for completion in 2008 and 2009, which are well underway.

In particular, we made substantial progress on our three largest redevelopment projects at Cherry Hill Mall, Plymouth Meeting Mall, and Voorhees Town Center:

- At Cherry Hill Mall, we delivered the pad for the new Nordstrom, which is under construction. We added Crate & Barrel and The Container Store in time for the 2007 holiday season and signed many other top-tier tenants, including Apple, Armani Exchange, and Hollister Co. These changes are consistent with our goal of elevating the merchandising at the South Jersey area's top shopping destination.
- At Plymouth Meeting Mall, we signed leases with Dave & Buster's and Krazy City, and we are welcoming an outstanding group of restaurants, including P.F. Chang's China Bistro, Redstone American Grill, California Pizza Kitchen, and Benihana. In May, we broke ground for the centerpiece of the project, a 65,000 square foot Whole Foods Market and 40,000 square feet of lifestyle retail. We believe these changes will make this mall the premier entertainment destination in an area with very attractive demographics.
- At Voorhees Town Center, we completed interior renovations of the mall in time for the 2007 holiday shopping season. We signed leases with Krazy City and The Learning Experience, a child day care facility. We also executed a lease with Star Group, an advertising agency, for a 50,000 square foot headquarters office. New construction is underway for 130,000 square feet of street retail space along a new, landscaped boulevard. At the same time, our residential partner has started construction on 425 luxury residential units.

Giving Back

For a Greener Future

In 2007, we formally launched our Green Enterprise Initiative to reduce our environmental impact. Towards this goal, we are focusing our efforts to make changes at our properties, in our business processes and in our personal lives that encourage environmental sustainability. The overall long-term objective of the initiative is to help create and maintain eco-friendly environments for our shoppers, tenants and employees.

We began by assessing the Company's environmental impact and identifying possible impact-reduction measures and their related costs. Our first focus is on finding those areas where we can implement rapid change with low capital requirements. While we implement these changes, we are analyzing and planning for long-term projects requiring more significant capital investments.

One small step we have taken was to print this Annual Report on recycled paper that is certified by the Forest Stewardship Council.

The environment is in our hands. We believe that together we can make a difference.

We also continued to improve many other properties. At Willow Grove Park, we added a new Cheesecake Factory along with White House/Black Market, Sephora, and a two-level H&M. We brought to Moorestown Mall a Hollister Co. and Lane Furniture store, completed the construction of Eastern Mountain Sports, and started construction on Pei Wei Asian Diner and Potbelly Sandwich Works. We also began construction on a new JCPenney store at Gadsden Mall and a Belk department store at Wiregrass Commons Mall.

A Virtuous Circle: Profiting from Redevelopment

Redevelopments attract great tenants. Great tenants bring in more shoppers. This attracts new tenants, creating increased sales and increased rents. This is a virtuous circle of redevelopment.

Our redevelopment projects have helped us attract an outstanding group of top-ranked retailers and restaurants, including 17 first-to-the-portfolio tenants. We signed leases with a long list of outstanding brands this year, including aerie, Books-A-Million, Burlington Coat Factory, Charlotte Russe, Chipotle Mexican Grill, David's Bridal, Garage, Maggiano's Little Italy, and Pei Wei Asian Diner.

The payoffs of this virtuous circle are demonstrable. In 2007, same-store net operating income for the eight properties redeveloped in 2006 increased by 8.8 percent over the prior year. We already are seeing the positive impact of our 2007 improvements in higher base rent, occupancy, and sales per square foot.

Creating New Strategic Options

Successful redevelopment often creates new opportunities. For example, PREIT acquired The Mall at Prince Georges for $65 million in 1998 and invested an additional $35 million to improve the merchandise mix in 2000, renovate and add Target in 2004, and expand in 2006, adding Ross Dress for Less and Marshalls. In the decade that we have owned the mall, sales per square foot rose from $273 to $422 and in-line occupancy rose from 84 percent to 95 percent. Our enhancements clearly increased the value of the property. As a result, in 2007, we were able to complete a $150 million financing of the property.

During the redevelopment of New River Valley Mall, we acquired an adjacent parcel for a new retail power center. We completed the development of the 164,000 square foot New River Valley Center to complement the merchandising at our mall. Together, this new retail hub delivers a unique mix of retail, education, entertainment and dining with a new Dick's Sporting Goods, 14-screen Regal movie theater, Best Buy, Old Navy,

Aggregate Net Operating Income from thirteen redevelopments completed in 2006 and 2007 (in millions)


$100
$ 75
$ 50
$89.3
$93.4
2005
2006
2007

Panera Bread, Red Robin, and a 23,000 square foot New River Valley Community College. The mall's food court has become the de facto student center, contributing to its success as well as that of the college, which enrolled three times as many students as were enrolled at its former location.

A Certain Strategy in Uncertain Times

We continue to improve our portfolio. Our tenants are diverse, with only one tenant accounting for more than three percent of the revenue from our portfolio. We have properties ideally located in markets with good demographics. While tenants may change over time, these prime market positions will remain valuable.

In 2007, we completed three significant capital market transactions: a $150 million financing of The Mall at Prince Georges, the redemption of all our outstanding 11% Preferred Shares, and the private sale of $287.5 million of 4% Exchangeable Notes. In 2008, we have the opportunity to repay without penalty a $400 million REMIC secured by 15 of our properties. We believe the value of these 15 properties substantially exceeds the outstanding debt balance. For many years, PREIT has maintained relationships with various financial institutions that have invested in the Company's debt and equity securities. We believe our 2008 capital transactions will reflect the strength of these relationships.

Cautious Optimism

As one of the first U.S. equity REITs, PREIT has succeeded in growing its business over nearly half a century. We have weathered market cycles before, and our financial partners know that we have a long history of conservative operations. As a sign of our consistency, we have paid to our investors a dividend that has never been reduced or omitted since 1962.

We are thankful for the expert guidance of our trustees in helping develop our strategic plan to maximize the potential of our assets. We also appreciate the daily and continuous support of our employees as they execute our strategy. We are grateful for our investors who have shared our vision, recognized the benefits of a long-term view, and supported us in realizing our strategy.

Through the opportunistic acquisition of under-managed properties and their subsequent redevelopment, we have been able to create value. We remain focused on our redevelopment strategy to continue enhancing the value of our properties. We believe successfully improving our properties will deliver value to our shareholders in the years ahead.

Ronald Rubin
Chairman and Chief Executive Officer

Edward A. Glickman
President and Chief Operating Officer

April 7, 2008


The Cheesecake Factory

Willow Grove Park
Willow Grove, PA


CHINA BISTRO

Through our creative redevelopments, we strive to uncover the full potential of each property. At Plymouth Meeting Mall, our redevelopment maximizes the available space. This photograph shows the new P.F. Chang's China Bistro and the new Dave & Buster's. The crane in the background is constructing the 40,000 square foot lifestyle addition anchored by a 65,000 square foot Whole Foods Market with underground parking. While common in Europe, putting a supermarket in a retail mall is rare in the United States. The innovative concept is already attracting a great set of retailers and restaurants.


D&B
DAVE & BUSTER'S
EAT DRINK PLAY

Plymouth Meeting Mall
Plymouth Meeting, PA

We are transforming Cherry Hill Mall, already the strongest retail center in its market, into the crown jewel of our portfolio. The excitement has already brought outstanding retailers to the property. During the first phase of this transformation, Crate & Barrel and the area's first Container Store opened. We're continuing with the addition of Nordstrom, as well as 88,000 square feet of new retail space and 72,000 square feet for new restaurants. At the grand opening in 2009, Cherry Hill Mall will take its place as South Jersey's premier fashion destination.


KOMATSU
Future Home

PREIT is building for the future. We are firing up the backhoes to make space for dynamic new tenants. These tenants draw customers, who attract more great tenants. Our skills in redevelopment and management add value across our portfolio year after year.


REDEVELOPMENT
NEW STORES
MORE TRAFFIC
INCREASED SALES
NEW TENANTS
INCREASED SALES


KOMATSU
MATSU
of Nordstrom

Cherry Hill Mall
Cherry Hill, NJ

Enclosed Malls

ENCLOSED MALLS	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
BEAVER VALLEY MALL	MONACA	PA	100%	2002	1,162,048
CAPITAL CITY MALL	CAMP HILL	PA	100%	2003	610,059
CHAMBERSBURG MALL	CHAMBERSBURG	PA	100%	2003	454,356
CHERRY HILL MALL	CHERRY HILL	NJ	100%	2003	1,064,619
CROSSROADS MALL	BECKLEY	WV	100%	2003	451,776
CUMBERLAND MALL	VINELAND	NJ	100%	2005	942,178
DARTMOUTH MALL	DARTMOUTH	MA	100%	1997	671,080
EXTON SQUARE MALL	EXTON	PA	100%	2003	1,087,728
FRANCIS SCOTT KEY MALL	FREDERICK	MD	100%	2003	711,857
GADSDEN MALL	GADSDEN	AL	100%	2005	477,177
THE GALLERY AT MARKET EAST	PHILADELPHIA	PA	100%	2003	1,080,949
JACKSONVILLE MALL	JACKSONVILLE	NC	100%	2003	475,806
LEHIGH VALLEY MALL	ALLENTOWN	PA	50%	1973	1,145,613
LOGAN VALLEY MALL	ALTOONA	PA	100%	2003	778,880
LYCOMING MALL	PENNSDALE	PA	100%	2003	822,367
MAGNOLIA MALL	FLORENCE	SC	100%	1997	621,060
MOORESTOWN MALL	MOORESTOWN	NJ	100%	2003	1,040,758
NEW RIVER VALLEY MALL	CHRISTIANSBURG	VA	100%	2003	438,498
NITTANY MALL	STATE COLLEGE	PA	100%	2003	532,116
NORTH HANOVER MALL	HANOVER	PA	100%	2003	361,207
ORLANDO FASHION SQUARE	ORLANDO	FL	100%	2004	1,081,516
PALMER PARK MALL	EASTON	PA	100%	1972/2003	457,694
PATRICK HENRY MALL	NEWPORT NEWS	VA	100%	2003	714,607
PHILLIPSBURG MALL	PHILLIPSBURG	NJ	100%	2003	578,547
PLYMOUTH MEETING MALL	PLYMOUTH MEETING	PA	100%	2003	813,471
THE MALL AT PRINCE GEORGES	HYATTSVILLE	MD	100%	1998	913,817
SOUTH MALL	ALLENTOWN	PA	100%	2003	405,205
SPRINGFIELD MALL	SPRINGFIELD	PA	50%	2005	588,829

ENCLOSED MALLS	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
UNIONTOWN MALL	UNIONTOWN	PA	100%	2003	698,164
VALLEY MALL	HAGERSTOWN	MD	100%	2003	897,464
VALLEY VIEW MALL	LA CROSSE	WI	100%	2003	598,144
VIEWMONT MALL	SCRANTON	PA	100%	2003	749,927
VOORHEES TOWN CENTER	VOORHEES	NJ	100%	2003	630,221
WASHINGTON CROWN CENTER	WASHINGTON	PA	100%	2003	675,971
WILLOW GROVE PARK	WILLOW GROVE	PA	100%	2000/2003	1,202,529
WIREGRASS COMMONS MALL	DOTHAN	AL	100%	2003	632,961
WOODLAND MALL	GRAND RAPIDS	MI	100%	2005	1,209,307
WYOMING VALLEY MALL	WILKES-BARRE	PA	100%	2003	913,816
TOTAL ENCLOSED MALLS					28,692,322

Strip and Power Centers

STRIP AND POWER CENTERS	CITY	STATE	OWNERSHIP INTEREST	DEVELOPED	SQUARE FEET
CHRISTIANA CENTER	NEWARK	DE	100%	1998	302,409
CREEKVIEW	WARRINGTON	PA	100%	2001	425,002
CREST PLAZA	ALLENTOWN	PA	100%	2003 [1]	257,401
THE COMMONS AT MAGNOLIA	FLORENCE	SC	100%	2002	229,494
METROPLEX SHOPPING CENTER	PLYMOUTH MEETING	PA	50%	2001	778,190
NEW RIVER VALLEY CENTER	CHRISTIANSBURG	VA	100%	2007	156,073
NORTHEAST TOWER CENTER	PHILADELPHIA	PA	100%	1998	477,235
THE COURT AT OXFORD VALLEY	LANGHORNE	PA	50%	1996	704,526
PAXTON TOWNE CENTRE	HARRISBURG	PA	100%	2001	702,521
RED ROSE COMMONS	LANCASTER	PA	50%	1998	463,042
SPRINGFIELD PARK	SPRINGFIELD	PA	50%	1998	272,640
SUNRISE PLAZA	FORKED RIVER	NJ	100%	2007	139,974
WHITEHALL MALL	ALLENTOWN	PA	50%	1998 [2]	557,057
TOTAL STRIP AND POWER CENTERS					5,465,564
TOTAL RETAIL PORTFOLIO					**34,157,886**

(1) The property was acquired in 1964 and redeveloped in 2003.
(2) The property was developed in 1964 and redeveloped in 1998.



TRUSTEES (FROM LEFT TO RIGHT)

UPPER ROW

STEPHEN B. COHEN (3) Trustee Since 2004
Professor of Law
Georgetown University

JOSEPH F. CORADINO Trustee Since 2006
President, PREIT Services, LLC and PREIT-RUBIN, Inc.
Pennsylvania Real Estate Investment Trust

WALTER D'ALESSIO (1)(2) Trustee Since 2005
Vice Chairman
NorthMarq Capital

EDWARD A. GLICKMAN Trustee Since 2004
President and Chief Operating Officer
Pennsylvania Real Estate Investment Trust

ROSEMARIE B. GRECO (1)(2) Trustee Since 1997
Director, Governor's Office of Health Care Reform,
Commonwealth of Pennsylvania

LEE JAVITCH (2)(3) Trustee Since 1985
Private Investor
Former Chairman and Chief Executive Officer
Giant Food Stores, Inc.

LEONARD I. KORMAN (1)(2) Trustee Since 1996
Chairman and Chief Executive Officer
Korman Commercial Properties, Inc.

LOWER ROW

IRA M. LUBERT (1)(2) Trustee Since 2001
Chairman
Lubert-Adler Partners, L.P.

DONALD F. MAZZIOTTI (3) Trustee Since 2003
Managing Partner
Development Equities & Advisories, LLC

MARK PASQUERILLA Trustee Since 2003
President
Pasquerilla Enterprises, LP
Former Chairman and Chief Executive Officer
Crown American Realty Trust

JOHN J. ROBERTS (1)(3) Trustee Since 2003
Former Global Managing Partner
PricewaterhouseCoopers LLP

GEORGE F. RUBIN Trustee Since 1997
Vice Chairman
Pennsylvania Real Estate Investment Trust

RONALD RUBIN Trustee Since 1997
Chairman and Chief Executive Officer
Pennsylvania Real Estate Investment Trust

(1) Member of Nominating and Governance Committee
(2) Member of Executive Compensation and Human Resources Committee
(3) Member of Audit Committee

OFFICE OF THE CHAIRMAN

RONALD RUBIN
Chairman and Chief Executive Officer

GEORGE F. RUBIN
Vice Chairman

EDWARD A. GLICKMAN
President and Chief Operating Officer

JOSEPH F. CORADINO
President, PREIT Services, LLC and PREIT-RUBIN, Inc.

OFFICERS

HARVEY A. DIAMOND
Executive Vice President – Site Acquisitions

BRUCE GOLDMAN
Executive Vice President – General Counsel and Secretary

DOUGLAS S. GRAYSON
Executive Vice President – Development

JEFFREY A. LINN
Executive Vice President – Acquisitions

ROBERT F. MCCADDEN
Executive Vice President and Chief Financial Officer

TIMOTHY R. RUBIN
Executive Vice President – Leasing

JOSEPH J. ARISTONE
Senior Vice President – Leasing

JUDITH E. BAKER
Senior Vice President – Human Resources

JONATHEN BELL
Senior Vice President and Chief Accounting Officer

ELAINE BERGER
Senior Vice President – Specialty Leasing

VERNON BOWEN
Senior Vice President – Risk Management

MARIO C. VENTRESCA, JR.
Senior Vice President – Asset Management

ANDREW H. BOTTARO
Vice President – Development

ERNIE BRENNSTEINER
Vice President – Leasing

SEAN C. BYRNE
Vice President – Leasing

BETH DESISTA
Vice President – Specialty Leasing

DANIEL G. DONLEY
Vice President – Acquisitions

CHERYL K. DOUGHERTY
Vice President – Marketing

MICHAEL A. FENCHAK
Vice President – Asset Management

TIMOTHY HAVENER
Vice President – Leasing

ANDREW M. IOANNOU
Vice President – Capital Markets and Treasurer

DEBRA LAMBERT
Vice President – Legal Services

DAVID MARSHALL
Vice President – Financial Services

R. SCOTT PETRIE
Vice President – Retail Management

DAN RUBIN
Vice President – Redevelopment

M. DANIEL SCOTT
Vice President – Anchor and Outparcel Leasing

TIMOTHY M. TREMEL
Vice President – Construction and Design Services

MARK T. WASSERMAN
Vice President – Redevelopment

NURIT YARON
Vice President – Investor Relations

RICHARD H. ZEIGLER
Vice President – Development

Financial Contents

PERFORMANCE GRAPH | The five-year performance graph at right compares our cumulative total shareholder return with the NAREIT Equity Index, the S&P 500 Index and the Russell 2000 Index. Equity real estate investment trusts are defined as those which derive more than 75% of their income from equity investments in real estate assets. The graph assumes that the value of the investment in each of the four was $100 on the last trading day of 2002 and that all dividends were reinvested.



Stock Performance Graph
Comparison of Five-Year Total Return among PREIT, Equity REITs, S&P 500, and Russell 2000
Dollars
300
250
200
150
100
50
0
December 2002
December 2003
December 2004
December 2005
December 2006
December 2007
PREIT
Equity REITs
S&P 500
Russell 2000

Selected Financial Information (unaudited)

(in thousands, except per share amounts)

	Year Ended December 31,				
Operating Results	**2007**	**2006**	**2005**	**2004**	**2003**
Gross revenues from real estate	$ 459,596	$ 454,878	$ 425,630	$ 395,475	$ 167,323
Income from continuing operations	$ 17,283	$ 28,729	$ 49,191	$ 46,345	$ 27,068
Net Income	$ 23,161	$ 28,021	$ 57,629	$ 53,788	$ 196,040
Net Income available to common shareholders	$ 28,567	$ 14,408	$ 44,016	$ 40,175	$ 194,507
Income from continuing operations per share – basic	$ 0.57	$ 0.39	$ 0.96	$ 0.90	$ 1.25
Income from continuing operations per share – diluted	$ 0.57	$ 0.39	$ 0.94	$ 0.90	$ 1.23
Net income per share – basic	$ 0.73	$ 0.37	$ 1.19	$ 1.11	$ 9.54
Net income per share – diluted	$ 0.73	$ 0.37	$ 1.17	$ 1.10	$ 9.36
Cash Flows					
Cash flows from operating activities	$ 149,486	$ 164,405	$ 130,182	$ 132,430	$ 63,503
Cash used in investing activities	$ (242,377)	$ (187,744)	$ (326,442)	$ (104,118)	$ (310,392)
Cash flows from (used in) financing activities	$ 105,008	$ 16,299	$ 178,956	$ (311,137)	$ 276,313
Cash Distributions					
Cash distributions per share – common	$ 2.28	$ 2.28	$ 2.25	$ 2.16	$ 2.07
Cash distributions per share – preferred	$ 3.50	$ 5.50	$ 5.50	$ 5.50	$ –
Balance Sheet Items					
Investment in real estate, at cost	$3,367,294	$3,132,370	$2,867,436	$2,533,576	$2,292,205
Total assets	$3,264,074	$3,145,609	$3,018,547	$2,731,403	$2,701,537
Long Term Debt					
Consolidated properties					
Mortgage notes payable	$1,643,122	$1,572,908	$1,332,066	$1,145,079	$1,150,054
Credit facility	$ 330,000	$ 332,000	$ 342,500	$ 271,000	$ 170,000
Exchangeable notes	$ 287,500	$ –	$ –	$ –	$ –
Corporate notes payable	$ –	$ 1,148	$ 94,400	$ –	$ –
Company's share of partnerships					
Mortgage notes payable	$ 188,089	$ 189,940	$ 134,500	$ 107,513	$ 109,582
Funds From Operations					
Net Income	$ 23,161	$ 28,021	$ 57,629	$ 53,788	$ 196,040
Minority interest in Operating Partnership	2,105	3,288	7,404	6,792	22,313
Dividends on preferred shares	(7,941)	(13,613)	(13,613)	(13,613)	(1,533)
Redemption of preferred shares	13,347	–	–	–	–
Gains on sales of interests in real estate	(579)	–	(5,586)	(1,484)	(16,199)
(Gains) adjustment to gains on discontinued operations	(6,699)	(1,414)	(6,158)	550	(178,121)
Depreciation and amortization:					
Wholly owned and consolidated partnerships, net	129,924	121,090	107,940	95,153	36,627
Unconsolidated partnerships	7,130	7,017	4,582	5,781	5,071
Discontinued operations	215	3,871	639	709	3,038
Funds from operations[(1)]	**$ 160,663**	**$ 148,260**	**$ 152,837**	**$ 147,676**	**$ 67,236**
Weighted average number of shares outstanding	37,577	36,256	36,090	35,609	20,390
Weighted average effect of full conversion OP Units	3,308	4,083	4,580	4,183	2,303
Effect of common share equivalents	325	599	673	659	394
Total weighted average shares outstanding including OP Units	**41,210**	**40,938**	**41,343**	**40,451**	**23,087**
Funds from operations per share	**$ 3.90**	**$ 3.62**	**$ 3.70**	**$ 3.65**	**$ 2.91**

(1) Funds From Operations ("FFO") is defined as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP")) plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures as reported by other companies. For additional information about FFO, please refer to page 51.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	December 31, 2007	December 31, 2006
Assets:		
Investments in real estate, at cost:		
Operating properties	$ 3,074,562	$ 2,909,862
Construction in progress	287,116	216,892
Land held for development	5,616	5,616
Total investments in real estate	**3,367,294**	**3,132,370**
Accumulated depreciation	(401,502)	(306,893)
Net investments in real estate	**2,965,792**	**2,825,477**
Investments in partnerships, at equity	36,424	38,621
Other assets:		
Cash and cash equivalents	27,925	15,808
Tenant and other receivables (net of allowance for doubtful accounts of $11,424 and $11,120, at December 31, 2007 and 2006, respectively)	49,094	46,065
Intangible assets (net of accumulated amortization of $137,809 and $108,545, at December 31, 2007 and 2006, respectively)	104,136	139,117
Deferred costs and other assets	80,703	79,120
Assets held for sale	—	1,401
Total assets	**$ 3,264,074**	**$ 3,145,609**
Liabilities:		
Mortgage notes payable	$ 1,643,122	$ 1,572,908
Debt premium on mortgage notes payable	13,820	26,663
Exchangeable notes	287,500	—
Credit Facility	330,000	332,000
Corporate notes payable	—	1,148
Tenants' deposits and deferred rent	16,213	12,098
Distributions in excess of partnership investments	49,166	63,439
Accrued expenses and other liabilities	111,378	93,656
Liabilities related to assets held for sale	—	34
Total liabilities	**2,451,199**	**2,101,946**
Minority interest	**55,256**	**114,363**
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Shares of beneficial interest, $1.00 par value per share; 100,000,000 shares authorized; issued and outstanding 39,134,109 shares at December 31, 2007 and 36,947,496 shares at December 31, 2006	39,134	36,947
Non-convertible senior preferred shares, 11% cumulative, $.01 par value per share; 2,475,000 shares authorized, issued and outstanding at December 31, 2006 (see Note 6)	—	25
Capital contributed in excess of par	818,966	917,322
Accumulated other comprehensive income (loss)	(6,968)	7,893
Distributions in excess of net income	(93,513)	(32,887)
Total shareholders' equity	**757,619**	**929,300**
Total liabilities, minority interest and shareholders' equity	**$ 3,264,074**	**$ 3,145,609**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2007	2006	2005
Revenue:			
Real estate revenue:			
Base rent	$ 293,110	$ 289,286	$ 271,393
Expense reimbursements	136,360	131,846	123,655
Percentage rent	9,067	9,942	10,411
Lease termination revenue	1,589	2,789	1,852
Other real estate revenue	19,470	21,015	18,319
Total real estate revenue	**459,596**	**454,878**	**425,630**
Management company revenue	4,419	2,422	2,197
Interest and other revenue	2,557	2,008	1,048
Total revenue	**466,572**	**459,308**	**428,875**
Expenses:			
Property operating expenses:			
CAM and real estate tax	(129,338)	(123,503)	(113,490)
Utilities	(24,998)	(23,520)	(23,087)
Other property expenses	(26,083)	(28,684)	(26,431)
Total property operating expenses	**(180,419)**	**(175,707)**	**(163,008)**
Depreciation and amortization	(132,184)	(123,302)	(109,796)
Other expenses:			
General and administrative expenses	(42,946)	(38,528)	(35,615)
Executive separation	—	(3,985)	—
Income taxes	(413)	(398)	(597)
Total other expenses	**(43,359)**	**(42,911)**	**(36,212)**
Interest expense	(98,860)	(96,382)	(81,907)
Total expenses	**(454,822)**	**(438,302)**	**(390,923)**
Income before equity in income of partnerships, gains on sales of interests in real estate, minority interest and discontinued operations	11,750	21,006	37,952
Equity in income of partnerships	4,637	5,595	7,474
Gains on sales of non-operating real estate	1,731	5,495	4,525
Gains on sales of interests in real estate	579	—	5,586
Income before minority interest and discontinued operations	**18,697**	**32,096**	**55,537**
Minority interest	(1,414)	(3,367)	(6,346)
Income from continuing operations	**17,283**	**28,729**	**49,191**
Discontinued operations:			
Operating results from discontinued operations	(130)	(2,201)	3,338
Gains on sales of discontinued operations	6,699	1,414	6,158
Minority interest	(691)	79	(1,058)
Income (loss) from discontinued operations	**5,878**	**(708)**	**8,438**
Net income	23,161	28,021	57,629
Redemption of preferred shares	13,347	—	—
Dividends on preferred shares	(7,941)	(13,613)	(13,613)
Net income available to common shareholders	**$ 28,567**	**$ 14,408**	**$ 44,016**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (continued)
Earnings per Share

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2007	2006	2005
Income from continuing operations	$ 17,283	$ 28,729	$ 49,191
Redemption of preferred shares	13,347	—	—
Dividends on preferred shares	(7,941)	(13,613)	(13,613)
Income from continuing operations available to common shareholders	22,689	15,116	35,578
Dividends on unvested restricted shares	(1,088)	(1,043)	(1,034)
Income from continuing operations used to calculate earnings per share – basic	21,601	14,073	34,544
Minority interest in properties – continuing operations	—	155	179
Income from continuing operations used to calculate earnings per share – diluted	**$ 21,601**	**$ 14,228**	**$ 34,723**
Income (loss) from discontinued operations used to calculate earnings per share – basic and diluted	**$ 5,878**	**$ (708)**	**$ 8,438**
Basic earnings per share:			
Income from continuing operations	$ 0.57	$ 0.39	$ 0.96
Income (loss) from discontinued operations	0.16	(0.02)	0.23
	$ 0.73	**$ 0.37**	**$ 1.19**
Diluted earnings per share:			
Income from continuing operations	$ 0.57	$ 0.39	$ 0.94
Income (loss) from discontinued operations	0.16	(0.02)	0.23
	$ 0.73	**$ 0.37**	**$ 1.17**
(in thousands of shares)			
Weighted average shares outstanding – basic	37,577	36,256	36,089
Effect of dilutive common share equivalents	325	599	673
Weighted average shares outstanding – diluted	**37,902**	**36,855**	**36,762**

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the Years Ended December 31, 2007, 2006 and 2005

(in thousands of dollars, except per share amounts)	Shares of Beneficial Interest, $1.00 Par	Preferred Shares, $.01 Par	Capital Contributed in Excess of Par	Accumulated Other Comprehensive Income (Loss)	(Distributions in Excess of Net Income) Retained Earnings	Total Shareholders' Equity
Balance, January 1, 2005	**$ 36,272**	**$ 25**	**$ 891,769**	**$ (1,821)**	**$ 78,221**	**$ 1,004,466**
Comprehensive income:						
Net income	–	–	–	–	57,629	57,629
Unrealized gain on derivatives	–	–	–	5,937	–	5,937
Other comprehensive income	–	–	–	261	–	261
Total comprehensive income						63,827
Shares issued upon exercise of options, net of retirements	33	–	(397)	–	–	(364)
Shares issued upon conversion of Operating Partnership units	189	–	8,394	–	–	8,583
Shares issued under distribution reinvestment and share purchase plan	37	–	1,505	–	–	1,542
Shares issued under employee share purchase plans	15	–	510	–	–	525
Shares issued under equity incentive plan, net of retirements	194	–	(927)	–	–	(733)
Repurchase of common shares	(219)	–	(4,725)	–	(3,413)	(8,357)
Amortization of deferred compensation	–	–	3,310	–	–	3,310
Distributions paid to common shareholders ($2.25 per share)	–	–	–	–	(82,310)	(82,310)
Distributions paid to preferred shareholders ($5.50 per share)	–	–	–	–	(13,613)	(13,613)
Balance, December 31, 2005	**36,521**	**25**	**899,439**	**4,377**	**36,514**	**976,876**
Comprehensive income:						
Net income	–	–	–	–	28,021	28,021
Unrealized gain on derivatives	–	–	–	3,480	–	3,480
Other comprehensive income	–	–	–	36	–	36
Total comprehensive income						31,537
Shares issued upon exercise of options, net of retirements	57	–	1,227	–	–	1,284
Shares issued upon conversion of Operating Partnership units	193	–	7,991	–	–	8,184
Shares issued under distribution reinvestment and share purchase plan	115	–	4,418	–	–	4,533
Shares issued under employee share purchase plans	18	–	727	–	–	745
Shares issued under equity incentive plan, net of retirements	43	–	(2,340)	–	–	(2,297)
Amortization of deferred compensation	–	–	5,860	–	–	5,860
Distributions paid to common shareholders ($2.28 per share)	–	–	–	–	(83,809)	(83,809)
Distributions paid to preferred shareholders ($5.50 per share)	–	–	–	–	(13,613)	(13,613)
Balance, December 31, 2006	**36,947**	**25**	**917,322**	**7,893**	**(32,887)**	**929,300**
Comprehensive income:						
Net income	–	–	–	–	23,161	23,161
Unrealized loss on derivatives	–	–	–	(14,644)	–	(14,644)
Other comprehensive income (loss)	–	–	–	(217)	–	(217)
Total comprehensive income						8,300
Shares issued upon exercise of options, net of retirements	76	–	145	–	–	221
Shares issued upon conversion of Operating Partnership units	2,053	–	51,231	–	–	53,284
Shares issued under distribution reinvestment and share purchase plan	98	–	3,785	–	–	3,883
Shares issued under employee share purchase plans	20	–	742	–	–	762
Shares issued under equity incentive plan, net of retirements	93	–	(2,183)	–	–	(2,090)
Repurchase of common shares	(153)	–	(3,291)	–	(2,000)	(5,444)
Capped calls	–	–	(12,578)	–	–	(12,578)
Preferred share redemption	–	(25)	(143,278)	–	13,347	(129,956)
Amortization of deferred compensation	–	–	7,071	–	–	7,071
Distributions paid to common shareholders ($2.28 per share)	–	–	–	–	(86,475)	(86,475)
Distributions paid to preferred shareholders ($3.50 per share)	–	–	–	–	(8,659)	(8,659)
Balance, December 31, 2007	**$ 39,134**	**$ –**	**$ 818,966**	**$ (6,968)**	**$ (93,513)**	**$ 757,619**

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of dollars)	For the Year Ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Net income	$ 23,161	$ 28,021	$ 57,629
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	100,020	92,329	78,500
Amortization	22,278	22,981	16,299
Straight-line rent adjustments	(2,439)	(2,905)	(4,311)
Provision for doubtful accounts	2,414	3,182	2,970
Amortization of deferred compensation	7,071	5,860	3,310
Amortization of Outperformance Program	819	1,160	932
Minority interest	2,105	3,288	7,404
Gains on sales of interests in real estate	(9,009)	(6,909)	(16,269)
Change in assets and liabilities:			
Net change in other assets	(4,448)	(3,118)	(10,831)
Net change in other liabilities	7,514	20,516	(5,451)
Net cash provided by operating activities	**149,486**	**164,405**	**130,182**
Cash flows from investing activities:			
Investments in consolidated real estate acquisitions, net of cash acquired	(11,657)	(60,858)	(223,616)
Investments in consolidated real estate improvements	(32,524)	(35,521)	(61,321)
Additions to construction in progress	(213,761)	(154,155)	(63,764)
Investments in partnerships	(13,654)	(3,408)	(15,197)
Decrease (increase) in cash escrows	1,130	(2,755)	(2,003)
Capitalized leasing costs	(4,830)	(4,613)	(3,574)
Additions to leasehold improvements	(945)	(619)	(3,163)
Cash distributions from partnerships in excess of equity in income	1,578	56,423	1,578
Cash proceeds from sales of consolidated real estate investments	32,286	17,762	36,148
Cash proceeds from sales of interests in partnerships	—	—	8,470
Net cash used in investing activities	**(242,377)**	**(187,744)**	**(326,442)**
Cash flows from financing activities:			
Proceeds from sale of exchangeable notes	281,031	—	—
Principal installments on mortgage notes payable	(23,123)	(22,771)	(18,766)
Proceeds from mortgage notes payable	150,000	246,500	426,000
Proceeds from (repayment of) corporate notes payable	(1,148)	(94,400)	94,400
Repayment of mortgage notes payable	(56,663)	—	(267,509)
Prepayment penalty on repayment of mortgage notes payable	—	—	(803)
Net (repayment of) borrowing from Credit Facility	(2,000)	(10,500)	71,500
Proceeds from settlement of interest rate swap agreements	4,069	—	—
Payment of deferred financing costs	(4,201)	(1,498)	(2,168)
Purchase of capped calls	(12,578)	—	—
Shares of beneficial interest issued	19,157	8,055	6,545
Shares of beneficial interest repurchased, other	(6,983)	(2,545)	(3,435)
Shares of beneficial interest repurchased under share repurchase program	(5,444)	—	(8,351)
Operating partnership units purchased or redeemed	(4,438)	(352)	(12,416)
Redemption of preferred shares	(129,955)	—	—
Dividends paid to common shareholders	(86,475)	(83,809)	(82,310)
Dividends paid to preferred shareholders	(8,659)	(13,613)	(13,613)
Distributions paid to Operating Partnership Unit holders and minority partners	(7,582)	(8,768)	(10,118)
Net cash provided by financing activities	105,008	16,299	178,956
Net change in cash and cash equivalents	12,117	(7,040)	(17,304)
Cash and cash equivalents, beginning of year	15,808	22,848	40,152
Cash and cash equivalents, end of year	**$ 27,925**	**$ 15,808**	**$ 22,848**

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2007, 2006 and 2005

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS | Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls and power and strip centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. As of December 31, 2007, the Company's portfolio consisted of a total of 55 properties. The Company's operating portfolio contains 51 retail properties in 13 states and includes 38 shopping malls and 13 power and strip centers.

The Company holds its interest in its portfolio of properties through its operating partnership, PREIT Associates, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2007, the Company held a 94.6% interest in the Operating Partnership, and consolidates it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

Pursuant to the terms of the partnership agreement of the Operating Partnership, each of the limited partners has the right to redeem such partner's units of limited partnership interest in the Operating Partnership ("OP Units") for cash or, at the election of the Company, the Company may acquire such OP Units for shares of the Company on a one-for-one basis, in some cases beginning one year following the respective issue date of the OP Units and in other cases immediately. In the event of the redemption of all of the outstanding OP Units held by limited partners for cash, the total amount that would be distributed as of December 31, 2007 would be $66.6 million, which is calculated using the Company's December 31, 2007 share price multiplied by the outstanding OP Units held by limited partners.

The Company provides its management, leasing and real estate development services through two companies: PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that the Company consolidates for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that the Company does not consolidate for financial reporting purposes, including properties owned by partnerships in which the Company owns an interest and properties that are owned by third parties in which we do not have an interest. PREIT Services and PRI are consolidated. Because PRI is a taxable REIT subsidiary as defined by federal tax laws, it is capable of offering a broad range of services to tenants without jeopardizing the Company's continued qualification as a real estate investment trust under federal tax law.

CONSOLIDATION | The Company consolidates its accounts and the accounts of the Operating Partnership and other controlled subsidiaries and reflects the remaining interest of such entities as minority interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

PARTNERSHIP INVESTMENTS | The Company accounts for its investments in partnerships that it does not control using the equity method of accounting. These investments, each of which represent a 40% to 50% noncontrolling ownership interest at December 31, 2007, are recorded initially at the Company's cost and subsequently adjusted for the Company's share of net equity in income and cash contributions and distributions. The Company does not control any of these equity method investees for the following reasons:

- Except for two properties that the Company co-manages with its partner, the other entities are managed on a day-to-day basis by one of the Company's other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner.

STATEMENTS OF CASH FLOWS | The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2007 and 2006, cash and cash equivalents totaled $27.9 million and $15.8 million, respectively, and included tenant security deposits of $4.4 million and $4.5 million, respectively. Cash paid for interest, including interest related to discontinued operations, was $107.6 million, $109.0 million and $99.3 million for the years ended December 31, 2007, 2006 and 2005, respectively, net of amounts capitalized of $16.3 million, $9.6 million and $2.8 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS | On June 6, 2007, the Company issued 1,580,211 common shares of beneficial interest in exchange for a like number of OP Units in a transaction with an entity that is an affiliate of Mark Pasquerilla, a trustee of the Company.

In December 2006, the Company issued 341,297 OP Units valued at $13.4 million in connection with the purchase of the remaining interest in two partnerships that own or ground lease 12 malls related to the put-call arrangement established in the Crown American Realty Trust merger in 2003 (see Note 11).

In February 2005, the Company assumed two mortgage loans with an aggregate balance of $47.7 million and issued 272,859 OP Units valued at $11.0 million in connection with the acquisition of Cumberland Mall.

Accounting Policies

USE OF ESTIMATES | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

The Company's management makes complex or subjective assumptions and judgments in applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

The estimates and assumptions made by the Company's management in applying its critical accounting policies have not changed materially over time, and none of these estimates or assumptions have proven to be materially incorrect or resulted in the Company recording any significant adjustments relating to prior periods. The Company will continue to monitor the key factors underlying its estimates and judgments, but no change is currently expected.

REVENUE RECOGNITION | The Company derives over 95% of its revenue from tenant rent and other tenant-related activities. Tenant rent includes base rent, percentage rent, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above-market and below-market intangibles (as described below under "Intangible Assets") and straight-line rent. The Company records base rent on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The straight-line rent adjustment increased revenue by approximately $2.4 million in 2007, $2.9 million in 2006 and $4.3 million in 2005. The straight-line receivable balances included in tenant and other receivables on the accompanying balance sheet as of December 31, 2007 and December 31, 2006 were $21.8 million and $19.4 million, respectively.

Percentage rent represents rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways: either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Revenue for rent received from tenants prior to their due dates is deferred until the period to which the rent applies.

In addition to base rent, certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2007 and 2006, the Company's accounts receivable included accrued income of $10.9 million and $8.1 million, respectively, because actual reimbursable expense amounts able to be billed to tenants under applicable contracts exceeded amounts actually billed. Subsequent to the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

No single tenant represented 10% or more of the Company's rental revenue in any period presented.

Lease termination fee income is recognized in the period when a termination agreement is signed, collectibility is assured and the Company is no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

The Company also generates revenue from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenue or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities are collectively included in "management company revenue" in the consolidated statements of income.

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30–50 years
Land Improvements	15 years
Furniture/Fixtures	3–10 years
Tenant Improvements	Lease term

The Company is required to make subjective assessments as to the useful lives of its real estate assets for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those assets based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on the Company's net income. If the Company were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Assessment of recoverability by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires the Company to make estimates as to the recoverability of such costs.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

INTANGIBLE ASSETS | The Company accounts for its property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on management's estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including the Company's expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that the Company records.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for the comparable in-place leases, based on factors such as historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal periods.

The Company allocates purchase price to customer relationship intangibles based on management's assessment of the value of such relationships and if the customer relationships associated with the acquired property provide incremental value over the Company's existing relationships.

The following table presents the Company's intangible assets and liabilities, net of accumulated amortization, as of December 31, 2007 and 2006:

	As of December 31,	
(in thousands of dollars)	2007	2006
Value of in-place lease intangibles	$ 84,140	$ 116,238
Above-market lease intangibles	8,192	11,075
Subtotal	**92,332**	**127,313**
Goodwill (see below)	11,804	11,804
Total intangible assets	**$ 104,136**	**$ 139,117**
Below-market lease intangibles	**$ (10,131)**	**$ (13,073)**

Amortization of in-place lease intangibles was $29.0 million, $29.7 million and $30.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Amortization of above-market and below-market lease intangibles decreased revenue by $0.1 million, $0.6 million and $1.4 million in 2007, 2006 and 2005, respectively.

In the normal course of business, the Company's intangible assets will amortize in the next five years and thereafter as follows:

(in thousands of dollars) For the Year Ended December 31,	In-Place Lease Intangibles	Above/(Below) Market Leases
2008	$ 27,812	$ 320
2009	27,811	233
2010	22,485	171
2011	5,162	194
2012	870	(162)
2013 and thereafter	—	(2,695)
Total	**$ 84,140**	**$ (1,939)**

GOODWILL | Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company conducts an annual review of its goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. The Company's intangible assets on the accompanying consolidated balance sheets at December 31, 2007 and 2006 include $11.8 million (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997.

Changes in the carrying amount of goodwill for the three years ended December 31, 2007 were as follows:

(in thousands of dollars)	
Balance, January 1, 2005	**$ 12,045**
Goodwill divested	(216)
Balance, December 31, 2005	**11,829**
Goodwill divested	(25)
Balance, December 31, 2006	**11,804**
Goodwill divested	–
Balance, December 31, 2007	**$ 11,804**

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS | The Company generally considers operating properties to be held for sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year.

When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management's opinion, the net sales price of the assets identified as held for sale is less than the net book value of the assets, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold operating real estate property is considered a discontinued operation. In addition, properties classified as held for sale are considered discontinued operations. Properties classified as discontinued operations were reclassified as such in the accompanying consolidated statement of income for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See Note 2 for a description of the properties included in discontinued operations. Land parcels and other portions of operating properties, non-operating real estate and investment in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS | Costs incurred in relation to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. The Company capitalizes a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

The Company capitalizes payments made to obtain options to acquire real property. All other related costs that are incurred before acquisition are capitalized if the acquisition of the property or of an option to acquire the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired.

The Company capitalizes salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

The following table summarizes the Company's capitalized salaries and benefits, real estate taxes and interest for the years ended December 31, 2007, 2006 and 2005:

	For the Year Ended December 31,		
(in thousands of dollars)	2007	2006	2005
Development/Redevelopment:			
Salaries and benefits	$ 2,349	$ 2,265	$ 1,749
Real estate taxes	$ 2,236	$ 1,398	$ 451
Interest	$ 16,259	$ 9,640	$ 2,798
Leasing:			
Salaries and benefits	$ 4,830	$ 4,613	$ 3,574

ASSET IMPAIRMENT | Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if management's estimate of the aggregate future cash flows to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

TENANT RECEIVABLES | The Company makes estimates of the collectibility of its tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness, current economic and industry trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable.

INCOME TAXES | The Company has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code of 1986, as amended, and intends to remain so qualified.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Company's ordinary income plus 95% of the Company's capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. The Company has, in the past, distributed a substantial portion of its taxable income in the subsequent fiscal year and might also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2007, 2006, and 2005, as no excise tax was due in those years.

The per share distributions paid to shareholders had the following components for the years ended December 31, 2007, 2006, and 2005:

	For the Year Ended December 31,		
	2007	2006	2005
Ordinary income	$ 2.11	$ 1.93	$ 2.07
Capital gains	—	0.04	—
Return of capital	0.17	0.31	0.18
	$ 2.28	**$ 2.28**	**$ 2.25**

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is "more likely than not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more likely than not recognition threshold, the position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The adoption of FIN 48 had no material impact on the Company's financial statements.

PRI is subject to federal, state and local income taxes. The Company had no provision or benefit for federal or state income taxes in the years ended December 31, 2007, 2006 and 2005. The Company had net deferred tax assets of $5.3 million and $4.9 million as of December 31, 2007 and 2006, respectively. The deferred tax assets are primarily the result of net operating losses. A valuation allowance has been established for the full amount of the deferred tax assets, since it is more likely than not that these will not be realized. The Company recorded expense of $0.2 million and $0.4 million related to Philadelphia net profits tax for the years ended December 31, 2007 and 2006 respectively.

The aggregate cost basis and depreciated basis for federal income tax purposes of the Company's investment in real estate was approximately $3,526.5 million and $2,836.7 million, respectively, at December 31, 2007 and $3,188.6 million and $2,533.9 million, respectively, at December 31, 2006.

FAIR VALUE OF FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash and cash equivalents, tenant and other receivables, accrued expenses, other liabilities and the Credit Facility approximate fair value due to the short-term nature of these instruments. The Company's variable-rate debt has an estimated fair value that is approximately the same as the recorded amounts in the balance sheets. The estimated fair value for fixed-rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to the Company for fixed-rate mortgages and corporate notes payable with similar terms and maturities.

Debt assumed in connection with property acquisitions is recorded at fair value at the acquisition date and the resulting premium or discount is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease (in the case of a premium) or increase (in the case of a discount) in interest expense.

DERIVATIVES | In the normal course of business, the Company is exposed to financial market risks, including interest rate risk on its interest-bearing liabilities. The Company endeavors to limit these risks by following established risk management policies, procedures and strategies, including the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are recorded on the balance sheet as assets or liabilities based on the instrument's fair value. Changes in the fair value of derivative financial instruments are recognized currently in earnings, unless the derivative financial instrument meets the criteria for hedge accounting contained in Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted ("SFAS No. 133"). If the derivative financial instruments meet the criteria for a cash flow hedge, the gains and losses in the fair value of the instrument are deferred in other comprehensive income. Gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction affects earnings. A contract that is designated as a hedge of an anticipated transaction that is no longer likely to occur is immediately recognized in earnings.

The anticipated transaction to be hedged must expose the Company to interest rate risk, and the hedging instrument must reduce the exposure and meet the requirements for hedge accounting under SFAS No. 133. The Company must formally designate the instrument as a hedge and document and assess the effectiveness of the hedge at inception and on a quarterly basis. Interest rate hedges that are designated as cash flow hedges hedge future cash outflows on debt.

To determine the fair values of derivative instruments prior to settlement, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and there can be no assurance that the value in an actual transaction will be equivalent to the fair value set forth in the Company's financial statements.

OPERATING PARTNERSHIP UNIT REDEMPTIONS | Shares issued upon redemption of OP Units are recorded at the book value of the OP Units surrendered.

SHARE-BASED COMPENSATION EXPENSE | The Company follows the expense recognition provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share based payments to employees, including grants of employee stock options and restricted shares, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period.

Prior to the Company's adoption of SFAS No. 123(R), compensation cost for awards granted after January 1, 2003 was recognized prospectively over the vesting period. Awards granted prior to January 1, 2003 were classified as a separate component of shareholders' equity and valued using the intrinsic method. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period presented.

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2005
Net income available to common shareholders	$ 44,016
Add: Stock-based employee compensation expense included in reported net income	4,304
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(4,315)
Pro forma net income available to common shareholders	44,005
Deduct: Dividends on unvested restricted shares	(1,034)
Pro forma net income for basic earnings per share calculation	42,971
Minority interest in properties	179
Pro forma net income for diluted earnings per share calculation	**$ 43,150**
Earnings per share:	
Basic — as reported	**$ 1.19**
Basic — pro forma	**$ 1.19**
Diluted — as reported	**$ 1.17**
Diluted — pro forma	**$ 1.17**

EARNINGS PER SHARE | The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding is the dilutive impact of common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee share compensation programs and outstanding share options whose exercise price was less than the average market price of the Company's share during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS | *SFAS NO. 141R* | In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 (rev. 2007), "Business Combinations (a revision of Statement No. 141)" ("SFAS No. 141 R"). This transaction applies to all transactions or other events in which an entity obtains control of one or more businesses, including those combinations achieved without the transfer of consideration. SFAS No. 141 R retains the fundamental requirements in Statement No. 141 that the acquisition method of accounting be used for all business combinations. SFAS No. 141 R expands the scope to include all business combinations and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. Additionally, SFAS No. 141 R changes the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at fair value at the acquisition date. The Company will adopt the provisions of this statement beginning in the first quarter of 2009, prospectively. The Company is currently evaluating the impact, if any, that the adoption of SFAS No. 141 R will have on the consolidated financial statements of the Company.

SFAS NO. 160 | In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 will be effective for the Company beginning on January 1, 2009. The Company has not determined whether the adoption of SFAS No. 160 will have a material effect on the Company's financial statements.

SFAS NO. 159 | In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for the Company beginning on January 1, 2008. The adoption of SFAS No. 159 will not have a material effect on the Company's financial statements.

SFAS NO. 157 | In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a new definition of fair value, provides guidance on how to measure fair value and establishes new disclosure requirements of assets and liabilities at their fair value measurements. SFAS No. 157 is effective for the Company beginning on January 1, 2008. The adoption of SFAS No. 157 will not have a material effect on the Company's financial statements.

2. Real Estate Activities

Investments in real estate as of December 31, 2007 and 2006 were comprised of the following:

(in thousands of dollars)	As of December 31, 2007	2006
Buildings, improvements, and construction in progress	$ 2,819,210	$ 2,599,499
Land, including land held for development	548,084	532,871
Total investments in real estate	**3,367,294**	**3,132,370**
Accumulated depreciation	(401,502)	(306,893)
Net investments in real estate	**$ 2,965,792**	**$ 2,825,477**

2007 ACQUISITIONS | In August 2007, the Company purchased a land parcel in Monroe Township, Pennsylvania for $5.5 million. This property, which the Company named Monroe Marketplace, is currently under development.

In August 2007, the Company purchased Plymouth Commons, an office building adjacent to Plymouth Meeting Mall, for $9.2 million.

2006 ACQUISITIONS | In February 2006, the Company acquired a land parcel in Gainesville, Florida for approximately $21.5 million, including closing costs. The acquired parcels are collectively known as "Springhills." See Note 12.

In separate transactions from June 2006 to October 2006, the Company acquired the former Strawbridge's department store buildings at Cherry Hill Mall, Willow Grove Park and The Gallery at Market East from Federated Department Stores, Inc. following its merger with The May Department Stores Company for an aggregate purchase price of $58.0 million.

In connection with the merger (the "Merger") with Crown American Realty Trust ("Crown") in 2003, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own or ground lease 12 shopping malls. This retained interest was subject to a put-call arrangement between Crown's former operating partnership and the Company. Pursuant to this arrangement, the Company had the right to require Crown's former operating partnership to contribute the retained interest to the Company following the 36th month after the closing of the Merger (the closing took place in November 2003) in exchange for 341,297 additional OP Units. Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, and his affiliates had an interest in Crown's former operating partnership. The Company exercised this right in December 2006. The value of the exchanged OP Units was $13.4 million.

2005 ACQUISITIONS | In February 2005, the Company purchased Cumberland Mall in Vineland, New Jersey and a vacant parcel adjacent to the mall. The total price paid for the mall and the adjacent parcel was $59.5 million, including the assumption of $47.7 million in mortgage debt. The Company paid the $0.9 million purchase price of the adjacent parcel in cash, and paid the remaining portion of the purchase price using 272,859 OP Units, which were valued at $11.0 million, based on the average of the closing price of the Company's common shares on the ten consecutive trading days immediately before the closing date of the transaction. Of the purchase price amount, $8.7 million was allocated to the value of in-place leases, $0.2 million was allocated to above-market leases and $0.3 million was allocated to below-market leases. The Company also recorded a debt premium of $2.7 million in order to record Cumberland Mall's mortgage at fair value.

In March 2005, the Company acquired Gadsden Mall in Gadsden, Alabama for $58.8 million. The Company funded the purchase price from its Credit Facility. Of the purchase price amount, $7.8 million was allocated to the value of in-place leases, $0.1 million was allocated to above-market leases and $0.3 million was allocated to below-market leases. The acquisition included the nearby P&S Office Building, an office building that the Company considers to be non-strategic, and which the Company has classified as held for sale for financial reporting purposes.

In December 2005, the Company acquired Woodland Mall in Grand Rapids, Michigan for $177.4 million. The Company funded the purchase price with two 90-day corporate notes totaling $94.4 million having a weighted average interest rate of 6.85% and secured by letters of credit, $80.5 million from its Credit Facility, and the remainder from its available working capital. The corporate notes were subsequently repaid. Of the purchase price amount, $6.1 million was allocated to the value of in-place leases, $6.4 million was allocated to above-market leases and $6.5 million was allocated to below-market leases.

2007 DISPOSITIONS | In March 2007, the Company sold Schuylkill Mall in Frackville, Pennsylvania for $17.6 million. The Company recorded a gain of $6.7 million from this sale. In connection with the sale, the Company repaid the mortgage note associated with Schuylkill Mall, with a balance of $16.5 million at closing.

In May 2007, the Company sold an outparcel and related land improvements containing an operating restaurant at New River Valley Mall in Christiansburg, Virginia for $1.6 million. The Company recorded a $0.6 million gain on the sale.

In May 2007, the Company sold an outparcel and related land improvements at Plaza at Magnolia in Florence, South Carolina for $11.3 million. The Company recorded a $1.5 million gain on the sale.

In August 2007, the Company sold undeveloped land adjacent to Wiregrass Commons in Dothan, Alabama for $2.1 million. The Company recorded a $0.3 million gain on this sale.

In December 2007, the Company sold undeveloped land in Monroe Township, Pennsylvania for $0.8 million to Target Corporation. There was no gain or loss recorded on the sale.

2006 DISPOSITIONS | In transactions that closed between June 2006 and December 2006, the Company sold a total of four parcels at Plaza at Magnolia in Florence, South Carolina for an aggregate sale price of $7.9 million and recorded an aggregate gain of $0.5 million. Plaza at Magnolia is currently under development.

In September 2006, the Company sold South Blanding Village, a strip center in Jacksonville, Florida, for $7.5 million. The Company recorded a gain of $1.4 million from this sale.

In December 2006, the Company sold a parcel at Voorhees Town Center in Voorhees, New Jersey to a residential real estate developer for $5.4 million. The parcel was subdivided from the retail property. The Company recorded a gain of $4.7 million from the sale of this parcel.

2005 DISPOSITIONS | In January 2005, the Company sold a parcel associated with Wiregrass Commons in Dothan, Alabama for $0.1 million. The Company recorded a gain of $0.1 million on the sale of this parcel.

In May 2005, pursuant to an option granted to the tenant in a 1994 ground lease agreement, the Company sold a parcel in Northeast Tower Center in Philadelphia, Pennsylvania containing a Home Depot store to Home Depot U.S.A. Inc. for $12.5 million. The Company recorded a gain of $0.6 million on the sale of this parcel.

In August 2005, the Company sold its four industrial properties (the "Industrial Properties") for $4.3 million. The Company recorded a gain of $3.7 million from this transaction.

In December 2005, the Company sold Festival at Exton, a strip center in Exton, Pennsylvania, for $20.2 million. The Company recorded a gain of $2.5 million from this sale.

DISCONTINUED OPERATIONS | The Company has presented as discontinued operations the operating results of (i) Schuylkill Mall, (ii) South Blanding Village, (iii) Festival at Exton, and (iv) the Industrial Properties.

The following table summarizes revenue and expense information for the Company's discontinued operations:

	For the Year Ended December 31,		
(in thousands of dollars)	2007	2006	2005
Real estate revenue	$ 1,073	$ 6,334	$ 9,467
Expenses:			
Property operating expenses	(852)	(3,597)	(4,249)
Depreciation and amortization	(215)	(3,871)	(639)
Interest expense	(136)	(1,067)	(1,241)
Total expenses	**(1,203)**	**(8,535)**	**(6,129)**
Operating results from discontinued operations	(130)	(2,201)	3,338
Gains on sales of discontinued operations	6,699	1,414	6,158
Minority interest in discontinued operations	(691)	79	(1,058)
Income (loss) from discontinued operations	**$ 5,878**	**$ (708)**	**$ 8,438**

DEVELOPMENT ACTIVITIES | As of December 31, 2007 and 2006, the Company had capitalized $298.7 million and $229.3 million, respectively, related to construction and development activities. Of the balance at December 31, 2007, $4.0 million is included in deferred costs and other assets in the accompanying consolidated balance sheets, $287.1 million is included in construction in progress and $2.0 million is included in investments in partnerships, at equity. Also, $5.6 million of land is held for development. The Company had $2.4 million of deposits on land purchase contracts at December 31, 2007, of which $1.5 million was refundable.

VALLEY VIEW DOWNS | October 1, 2007, the Company entered into an amendment to the October 2004 agreement with Valley View Downs, LP ("Valley View") and Centaur Pennsylvania, LLC ("Centaur") with respect to the development of a proposed harness racetrack and casino in western Pennsylvania.

Under the original October 2004 agreement, (i) the Company made certain payments and agreed to make additional payments to Valley View, (ii) Valley View agreed to purchase certain parcels located in Beaver County, Pennsylvania and enter into options to acquire certain other parcels, (iii) the Company agreed to acquire this aggregated property and lease it to Valley View pursuant to a ground lease, (iv) Valley View and PRI agreed to enter into a development agreement pursuant to which PRI would provide customary management services for all aspects of the development and construction phases of the racing and gaming facilities on the property, and (v) the parties agreed to enter into other definitive documents to implement the provisions of the agreement.

Under the amendment, the Company waived and terminated its rights to purchase the property contemplated for the racetrack and casino or to purchase an alternative location, and its right to ground lease such site to Valley View. The Company will be repaid the $983,000 it paid to Valley View in connection with the original agreement, with interest from the date of the amendment, in 24 equal consecutive monthly installments beginning on the earlier of (i) a date sixty days after the start of casino operations ("Alternative Gaming"), if any, at the property, or (ii) October 1, 2014. Valley View has obtained a harness racing license from the Pennsylvania Horse Racing Commission. However, there can be no assurance that Valley View will be successful in obtaining an Alternative Gaming license from the Pennsylvania Gaming Control Board. The Company will not own the property or the improvements on the property, nor will it have any ownership interest in the assets of Valley View, including Valley View's harness racing license or any Alternative Gaming licenses awarded to Valley View.

In consideration of the Company's waiver and termination, Valley View or Centaur or the affiliate of either that receives the Alternative Gaming license will pay the Company $57.0 million over nine years, payable $250,000 per month from March 1, 2010 to February 1, 2019, including a final payment of $30.0 million payable on March 1, 2019.

In addition, Valley View has entered into a development agreement with PRI. Under this development agreement, PRI will provide customary management services for all aspects of the development and construction phases of the racetrack and casino. The fee for such services will be $3.0 million, payable as follows: $125,000 per month will accrue beginning October 1, 2007 through September 1, 2009 and will be paid $75,000 per month beginning April 1, 2009 to and including August 1, 2009; thereafter, Valley View will pay $500,000 per month beginning on September 1, 2009 to and including January 1, 2010, and a final payment of $125,000 on February 1, 2010.

3. Investments in Partnerships

The following table presents summarized financial information of the equity investments in the Company's unconsolidated partnerships as of December 31, 2007 and 2006:

	As of December 31,	
(in thousands of dollars)	2007	2006
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 386,050	$ 344,909
Construction in progress	4,632	8,312
Total investments in real estate	**390,682**	**353,221**
Accumulated depreciation	(87,961)	(75,860)
Net investments in real estate	**302,721**	**277,361**
Cash and cash equivalents	10,604	5,865
Deferred costs and other assets, net	25,608	26,535
Total assets	**338,933**	**309,761**
Liabilities and partners' equity (deficit):		
Mortgage notes payable	378,317	382,082
Other liabilities	27,668	18,418
Total liabilities	**405,985**	**400,500**
Net deficit	(67,052)	(90,739)
Partners' share	(33,025)	(44,961)
Company's share	(34,027)	(45,778)
Excess investment[1]	15,151	14,211
Advances	6,134	6,749
Net investments and advances	**$ (12,742)**	**$ (24,818)**
Investment in partnerships, at equity	$ 36,424	$ 38,621
Distributions in excess of partnership investments[2]	(49,166)	(63,439)
Net investments and advances	**$ (12,742)**	**$ (24,818)**

(1) Excess investment represents the unamortized difference between the Company's investment and the Company's share of the equity in the underlying net investment in the partnerships. The excess investment is amortized over the life of the properties, and the amortization is included in "Equity in income of partnerships."

(2) Distributions in excess of partnership investments for the year ended December 31, 2006 reflect the $51.9 million distribution of mortgage loan proceeds from the July 2006 financing of Lehigh Valley Mall (see below).

The Company records distributions from its equity investments up to an amount equal to the equity in income of partnerships as cash from operating activities. Amounts in excess of the Company's share of the income in the equity investments are treated as a return of partnership capital and recorded as cash from investing activities.

Mortgage notes payable, which are secured by eight of the partnership properties (including one property in development), are due in installments over various terms extending to the year 2012, with effective interest rates ranging from 5.59% to 8.02% and a weighted-average interest rate of 6.43% at December 31, 2007. The liability under each mortgage note is limited to the partnership that owns the particular property. The Company's proportionate share, based on its respective partnership interest, of principal payments due in the next five years and thereafter is as follows:

(in thousands of dollars) For the Year Ended December 31,	Company's Proportionate Share Principal Amortization	Balloon Payments	Total	Property Total
2008	$ 1,964	$ 119,379	$ 121,343	$ 242,750
2009	1,667	12,425	14,092	28,247
2010	1,592	1,412	3,004	6,070
2011	1,089	44,788	45,877	91,818
2012	65	3,708	3,773	9,432
	$ 6,377	**$ 181,712**	**$ 188,089**	**$ 378,317**

The following table summarizes the Company's share of equity in income of partnerships for the years ended December 31, 2007, 2006 and 2005:

(in thousands of dollars)	For the Year Ended December 31, 2007	2006	2005
Real estate revenue	$ 70,116	$ 67,356	$ 58,764
Expenses:			
Property operating expenses	(22,095)	(19,666)	(17,937)
Interest expense	(24,472)	(22,427)	(16,485)
Depreciation and amortization	(13,763)	(13,537)	(8,756)
Total expenses	(60,330)	(55,630)	(43,178)
Net income	9,786	11,726	15,586
Less: Partners' share	(4,893)	(5,863)	(7,835)
Company's share	4,893	5,863	7,751
Amortization of excess investment	(256)	(268)	(277)
Equity in income of partnerships	**$ 4,637**	**$ 5,595**	**$ 7,474**

DISPOSITIONS | The results of operations of these equity method investments and the gains resulting from the sales described below are presented in continuing operations.

In July 2005, a partnership in which the Company had a 50% interest sold the property on which the Christiana Power Center Phase II project would have been built to the Delaware Department of Transportation for $17.0 million. The Company's share of the proceeds was $9.5 million, representing a reimbursement for the $5.0 million of costs and expenses incurred previously in connection with the project and a gain of $4.5 million on the sale of non-operating real estate.

In July 2005, the Company sold its 40% interest in Laurel Mall in Hazleton, Pennsylvania to Laurel Mall, LLC. The total sales price of the mall was $33.5 million, including assumed debt of $22.6 million. The net cash proceeds to the Company were $3.9 million. The Company recorded a gain of $5.0 million from this transaction.

MORTGAGE ACTIVITY | In July 2006, the unconsolidated partnership that owns Lehigh Valley Mall in Whitehall, Pennsylvania entered into a $150.0 million mortgage loan that is secured by Lehigh Valley Mall. The Company owns an indirect 50% ownership interest in this entity. The mortgage loan had an initial term of 12 months, during which monthly payments of interest only were required. The loan bears interest at the one month LIBOR rate, reset monthly, plus a spread of 56 basis points. There are three one-year extension options, provided that there is no event of default and that the borrower buys an interest rate cap for the term of any applicable extension. In August 2007, the partnership that owns the mall exercised the first one-year extension option.

4. Financing Activity

EXCHANGEABLE SENIOR NOTES | In May 2007, the Company, through its Operating Partnership, completed the sale of $287.5 million aggregate principal amount of exchangeable senior notes due 2012. The net proceeds from the offering of $281.0 million were used for the repayment of indebtedness under the Company's Credit Facility, the cost of the capped call transactions related to the issuance of the notes, and for other general corporate purposes. The notes are general unsecured senior obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest payments are due on June 1 and December 1 of each year, and began on December 1, 2007, and will continue until the maturity date of June 1, 2012. The Operating Partnership's obligations under the notes are fully and unconditionally guaranteed by the Company.

The notes bear interest at 4.00% per annum and contain an exchange settlement feature. Pursuant to this feature, upon surrender of the notes for exchange, the notes will be exchangeable for cash equal to the principal amount of the notes and, with respect to any excess exchange value above the principal amount of the notes, at our option, for cash, common shares of the Company or a combination of cash and common shares at an initial exchange rate of 18.303 shares per $1,000 principal amount of notes, or $54.64 per share. The notes will be exchangeable only under certain circumstances. Prior to maturity, the Operating Partnership may not redeem the notes except to preserve the Company's status as a real estate investment trust. If the Company undergoes certain change of control transactions at any time prior to maturity, holders of the notes may require the Operating Partnership to repurchase their notes in whole or in part for cash equal to 100% of the principal amount of the notes to be repurchased plus unpaid interest, if any, accrued to the repurchase date, and there is a mechanism for holders to receive any excess exchange value. In connection with the offering of the notes, the Company and the Operating Partnership entered into capped call transactions with affiliates of the initial purchasers of the notes. These agreements effectively increase the exchange price of the notes to $63.74 per share. The cost of these agreements of $12.6 million was recorded in the shareholders' equity section of the Company's consolidated balance sheet.

MORTGAGES | Mortgage notes payable, which are secured by 30 of the Company's consolidated properties, are due in installments over various terms extending to the year 2017 with contract interest rates ranging from 4.95% to 7.61% and a weighted average interest rate of 6.21% at December 31, 2007. The mortgages had a weighted average effective rate of 5.89% per annum for the year ended December 31, 2007. Principal payments are due as follows:

(in thousands of dollars) For the Year Ended December 31,	Principal Amortization	Balloon Payments	Total
2008	$ 22,313	$ 505,564[1]	$ 527,877
2009	14,498	50,009	64,507
2010	15,587	—	15,587
2011	16,498	—	16,498
2012	14,708	306,634	321,342
2013 and thereafter	29,022	668,289	697,311
	$ 112,626	**$ 1,530,496**	1,643,122
Debt Premium			13,820
			$ 1,656,942

(1) Balloon payments for 2008 include $400.0 million related to the Company's 15 property real estate mortgage investment conduit ("REMIC") with General Electric Capital Corporation. The REMIC becomes prepayable without penalty in July 2008. If it is not prepaid, the interest rate from and after September 10, 2008 will be equal to the greater of (i) 10.43% per annum, or (ii) the Treasury Rate, as defined therein, plus 3.0% per annum. The current interest rate is 7.43%. The Company would continue to have the ability to prepay the REMIC without penalty prior to its maturity in 2025.

The Company determined that the fair value of the mortgage notes payable was approximately $1,638.1 million at December 31, 2007, based on year-end interest rates and market conditions. The mortgage notes payable contain affirmative and negative covenants customarily found in notes of this kind. As of December 31, 2007, the Company was in compliance with all of these covenants.

MORTGAGE ACTIVITY | In May 2007, the Company entered into a $150.0 million interest only first mortgage loan that is secured by The Mall at Prince Georges in Hyattsville, Maryland. The mortgage loan has an interest rate of 5.513% with a maturity date of June 1, 2017. Proceeds of the mortgage loan were used to reduce the Company's borrowings under the Credit Facility. The Company repaid the previous mortgage on The Mall at Prince Georges of $40.2 million in March 2007 using funds borrowed from the Company's Credit Facility and available working capital.

In March 2006, the Company entered into a $156.5 million first mortgage loan that is secured by Woodland Mall in Grand Rapids, Michigan. The loan has an interest at a rate of 5.58% and has a 10 year term. The loan terms provide for interest-only payments for three years and then repayment of principal based on a 30-year amortization schedule. The Company used a portion of the loan proceeds to repay two 90-day corporate notes originated for the purpose of acquiring the property, and the remaining proceeds to repay a portion of the amount outstanding under the Credit Facility and for general corporate purposes.

In February 2006, the Company entered into a $90.0 million mortgage loan on Valley Mall in Hagerstown, Maryland. The mortgage note has an interest rate of 5.49% and a maturity date of February 2016. The Company used the proceeds from this financing to repay a portion of the outstanding balance under its Credit Facility and for general corporate purposes.

CREDIT FACILITY | The Company amended its Credit Facility in February 2005, March 2006, and February 2007. The amounts borrowed bear interest at a rate between 0.95% and 1.40% per annum over LIBOR based on the Company's leverage. In determining the Company's leverage under the amended terms, the capitalization rate used under the amended terms to calculate Gross Asset Value is 7.50%. The amended Credit Facility has a term that expires in January 2009, and the Company has an option to extend the term for an additional 14 months extension option, provided that there is no event of default at that time.

As amended, the Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis (all capitalized terms used in this paragraph have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.70:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.40:1 through December 31, 2008, at which time the ratio will be 1.50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 20.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (7) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.0975:1 through December 31, 2008, at which time the ratio will be 0.1025:1. As of December 31, 2007, the Company was in compliance with all of these debt covenants.

As of December 31, 2007 and 2006, $330.0 million and $332.0 million, respectively, were outstanding under the Credit Facility. The Company pledged $16.7 million under the Credit Facility as collateral for letters of credit, and the unused portion of the Credit Facility that was available to the Company was $153.3 million at December 31, 2007. The weighted average effective interest rate based on amounts borrowed was 6.34%, 6.50% and 4.83% for the years ended December 31, 2007, 2006, and 2005, respectively.

The weighted average interest rate on outstanding Credit Facility borrowings at December 31, 2007 was 6.29%.

5. Derivatives

As of December 31, 2007, the Company had (i) six forward-starting interest rate swap agreements that have a blended 10-year swap rate of 5.3562% on a notional amount of $150.0 million settling no later than December 10, 2008, and (ii) seven forward starting interest rate swap agreements that have a blended 10-year swap rate of 4.8047% on an aggregate notional amount of $250.0 million settling no later than December 10, 2008.

The Company entered into these swap agreements in order to hedge the expected interest payments associated with a portion of the Company's anticipated future issuances of long-term debt. The Company assessed the effectiveness of these swaps as hedges at inception and on December 31, 2007 and considers these swaps to be highly effective cash flow hedges under SFAS No. 133.

The Company's swaps will be settled in cash for the present value of the difference between the locked swap rate and the then-prevailing rate on or before the cash settlement dates corresponding to the dates of issuance of new long-term debt obligations. If the prevailing market interest rate exceeds the rate in the swap agreement, then the counterparty will make a payment to the Company. If it is lower, the Company will pay the counterparty. The settlement amounts will be amortized over the life of the debt using the effective interest method.

The counterparties to these swap agreements are all major financial institutions and participants in the Credit Facility. The Company is potentially exposed to credit loss in the event of non-performance by these counterparties. However, because of their high credit ratings, the Company does not anticipate that any of the counterparties will fail to meet these obligations as they come due.

As of December 31, 2006, the Company had 16 forward-starting interest rate swap agreements.

In March 2007, the Company settled three swaps. The settled swaps had a value of $4.3 million as of December 31, 2006 and at the cash settlement date, the Company received $4.1 million in cash and recorded an unrealized loss of $0.2 million to "Other Accumulated Comprehensive Income." The swaps were settled in anticipation of the Company's issuance of long-term debt. Amortization of the settlement amount commenced upon the issuance of such debt and is being recorded as a decrease in interest expense over the term of the new long-term debt.

The following table summarizes the terms and fair values of the Company's derivative financial instruments at December 31, 2007 and December 31, 2006. The notional amounts at December 31, 2007 and December 31, 2006 provide an indication of the extent of the Company's involvement in these instruments at that time, but do not represent exposure to credit, interest rate or market risks.

Hedge Type	Notional Value	Fair Value at December 31, 2007	Fair Value at December 31, 2006	Interest Rate	Effective Date	Cash Settlement Date
Agreements entered in May 2005:						
Swap-Cash Flow[1]	$ 50 million	N/A	$ 1.8 million	4.68%	July 31, 2007	October 31, 2007
Swap-Cash Flow[1]	$ 50 million	N/A	1.8 million	4.68%	July 31, 2007	October 31, 2007
Swap-Cash Flow[1]	$ 20 million	N/A	0.7 million	4.70%	July 31, 2007	October 31, 2007
Swap-Cash Flow	$ 50 million	$ (0.4) million	1.3 million	4.81%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 50 million	(0.3) million	1.5 million	4.79%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 20 million	(0.2) million	0.5 million	4.81%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 45 million	(0.4) million	1.2 million	4.81%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 10 million	(0.1) million	0.3 million	4.84%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 50 million	(0.3) million	1.4 million	4.79%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 25 million	(0.2) million	0.7 million	4.82%	September 10, 2008	December 10, 2008
		(1.9) million	11.2 million			
Agreements entered in March 2006:						
Swap-Cash Flow	$ 50 million	(2.4) million	(0.5) million	5.34%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 25 million	(1.2) million	(0.3) million	5.35%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 25 million	(1.2) million	(0.3) million	5.36%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 20 million	(1.0) million	(0.3) million	5.38%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 15 million	(0.8) million	(0.2) million	5.38%	September 10, 2008	December 10, 2008
Swap-Cash Flow	$ 15 million	(0.8) million	(0.2) million	5.38%	September 10, 2008	December 10, 2008
		(7.4) million	(1.8) million			
Total		**$ (9.3) million**	**$ 9.4 million**			

(1) These swaps were settled in March 2007 resulting in an aggregate payment to the Company of $4.1 million.

As of December 31, 2007, the estimated unrealized loss attributed to the cash flow hedges was $9.3 million. This amount is included in accrued expenses and other liabilities and accumulated and other comprehensive income in the accompanying consolidated balance sheets. The decrease in the aggregate value from December 31, 2006 to December 31, 2007 is due to a decrease in market interest rates in 2007.

6. Preferred Share Redemption

On July 31, 2007, the Company redeemed all of its 11% non-convertible senior preferred shares for $129.9 million, or $52.50 per preferred share, plus accrued and unpaid dividends to the redemption date of $1.9 million. The preferred shares were issued in November 2003 in connection with the Merger with Crown, and were initially recorded at $57.90 per preferred share, the fair value based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the Merger were substantially complete. In order to finance the redemption, the Company borrowed $131.8 million under its Credit Facility. As a result of the redemption, the $13.3 million excess of the carrying amount of the preferred shares, net of expenses, over the redemption price is included in "Income Available to Common Shareholders."

7. Benefit Plans

The Company maintains a 401(k) Plan (the "Plan") in which substantially all of its employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Company, at its discretion, may match a specified percentage of the employees' contributions. The Company's and its employees' contributions are fully vested, as defined in the Plan agreement. The Company's contributions to the Plan were $1.0 million for each of the years ended December 31, 2007, 2006 and 2005.

The Company also maintains Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses recorded by the Company under the provisions of the Supplemental Plans were $0.6 million for each of the years ended December 31, 2007, 2006 and 2005, respectively.

The Company also maintains share purchase plans through which the Company's employees may purchase shares of beneficial interest at a 15% discount to the fair market value (as defined therein). In the years ended December 31, 2007, 2006, and 2005, approximately 20,000, 17,000 and 15,000 shares, respectively, were purchased for total consideration of $0.6 million, $0.6 million and $0.5 million, respectively. The Company recorded an expense of $0.2 million, $0.2 million and $0.1 million in the years ended December 31, 2007, 2006 and 2005, respectively, related to the share purchase plans.

8. Common Share Repurchase Program

In December 2007, the Company's board of Trustees authorized a program to repurchase up to $100.0 million of the Company's common shares. Under the program, the Company may repurchase shares from time to time through solicited or unsolicited transactions in the open market or in privately negotiated or other transactions. The program will be in effect from January 1, 2008 until December 31, 2009, subject to the Company's authority to terminate the program earlier. Previously, in October 2005, the Company's Board of Trustees had authorized a program to repurchase up to $100.0 million of the Company's common shares. That program expired by its terms on December 31, 2007. The Company may fund repurchases under the program from any source deemed appropriate at the time of a repurchase. The Company is not required to repurchase any shares under the program, and cannot predict the dollar amount of shares that may be repurchased or the timing of any such repurchases.

Repurchased shares are treated as authorized but unissued shares. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," the Company accounts for the purchase price of the shares repurchased as a reduction of shareholder's equity and allocates the purchase price between retained earnings, shares of beneficial interest and capital contributed in excess of par as required. In 2005, the Company repurchased 218,700 shares under its prior share repurchase program at an average price of $38.18 per share for an aggregate purchase price of $8.4 million (including fees and expenses). The Company did not repurchase any shares in 2006. In 2007, the Company repurchased 152,500 shares at an average price of $35.67, or an aggregate purchase price of $5.4 million. The cumulative amount of shares repurchased from inception of the 2005–2007 program to December 31, 2007 was 371,200 shares at an average price of $37.15, or an aggregate purchase price of $13.8 million.

9. Share Based Compensation

As of December 31, 2007, there were two share based compensation plans under which the Company continues to make awards: its 2003 Equity Incentive Plan and its 2008 Restricted Share Plan for Non-Employee Trustees, which was approved in 2007. Previously, the Company maintained five other plans pursuant to which it granted awards of restricted shares or options. Certain restricted shares and certain options granted under these other plans remain subject to restrictions or outstanding and exercisable, respectively. In addition, the Company previously maintained a plan pursuant to which it granted options to its non-employee trustees.

As stated above in Note 1, the Company follows the expense recognition provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires all share based payments to employees to be valued at their fair value on the date of grant, and to be expensed over the applicable vesting period.

SHARE BASED COMPENSATION PLANS | For the years ended December 31, 2007, 2006 and 2005, the Company recorded aggregate compensation expense for share based awards of $8.0 million, $7.4 million and $4.4 million, respectively, in connection with the equity programs described below. There was no income tax benefit recognized in the income statement for share based compensation arrangements.

The Company capitalized compensation costs related to share based awards of $0.3 million in both 2007 and 2006. No compensation costs related to share based payment were capitalized during 2005.

2003 EQUITY INCENTIVE PLAN | Subject to any future adjustments for share splits and similar events, the total remaining number of common shares that may be issued under the Company's 2003 Equity Incentive Plan (pursuant to options, restricted shares or otherwise) was 1,683,951 as of December 31, 2007. The share based awards described below in this section were all made under the 2003 Equity Incentive Plan.

RESTRICTED SHARES | In 2007, 2006 and 2005, the Company made grants of restricted shares subject to time based vesting. In addition, in 2005, the Company made grants of restricted shares that were subject to market based vesting. The aggregate fair value of the restricted shares that the Company granted to its employees in 2007, 2006 and 2005 was $6.0 million, $4.9 million, and $7.7 million, respectively. As of December 31, 2007, there was $11.0 million of total unrecognized compensation cost related to unvested share based compensation arrangements granted under the 2003 Equity Incentive Plan. The cost is expected to be recognized over a weighted average period of 1.2 years. The total fair value of shares vested during the years ended December 31, 2007, 2006, and 2005 was $4.0 million, $4.8 million, and $3.7 million, respectively.

The Company will record future compensation expense in connection with the vesting of existing time based and market based restricted share awards as follows:

(in thousands of dollars) Year Ended December 31,	Future Compensation Expense
2008	$ 4,629
2009	3,241
2010	1,911
2011	1,108
2012	143
Total	**$ 11,032**

A summary of the status of the Company's unvested restricted shares as of December 31, 2007 and changes during the year ended December 31, 2007, is presented below:

Unvested Shares	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2007	432,738	$ 36.24
Shares granted	141,430	44.95
Shares vested	(96,755)	44.34
Shares forfeited	—	—
Unvested at December 31, 2007	**477,413**	**$ 37.18**

RESTRICTED SHARES SUBJECT TO MARKET BASED VESTING | In 2005, the Company granted restricted shares that were subject to market based vesting. The restricted shares subject to market based vesting vest in equal installments over a five-year period if specified total return to shareholders (as defined in the grant) goals established at the time of the grant are met in each year. If the goal is not met in any year, the awards provide for excess amounts of total return to shareholders in a prior or subsequent year to be carried forward or carried back to the year in which the goals were not met. Unvested market based restricted shares are forfeited if an executive's employment is terminated for any reason other than by PREIT without cause or by the officer for good reason. Vesting is accelerated upon a change in control of the Company. The annual total return to shareholders goal for the market based restricted shares awarded in 2005 was set at the greater of (i) 110% of the total return to shareholders of a specified index of real estate investment trusts for each of the five years or (ii) the dividends paid by the Company during the year, expressed as a percentage of the market value of a share, as of the beginning of the year, plus 1%. No market based restricted shares vested in 2007, 2006 or 2005 since the Company's total return to shareholders was less than the annual total return to shareholders goal for the awards. Because the vesting of the market based restricted shares granted in 2003 depended upon the achievement of certain total return to shareholders goals by December 31, 2007, and because the Company did not meet this objective by that date, 16,831 of the shares granted in 2003 have been forfeited. The Company granted a total of 67,147 restricted shares subject to market based vesting in 2005. However, as described above, recipients of shares subject to market based vesting only earn these common shares if specified total return to shareholders goals are met, and to date, none of the shares granted have been earned. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. The grant date fair value of these awards was determined using a Monte Carlo simulation probabilistic valuation model and was $29.00 for 2005. For purposes of the simulation, the Company assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2%, a standard deviation of 6.4%, and a 0.92 correlation of the Company's total return to shareholders to that of the specified index of real estate investment trusts for the 2005 awards. Compensation cost relating to these market based vesting awards is recorded ratably over the five-year period. The Company recorded $0.7 million, $1.1 million, and $0.5 million of compensation expense related to market based restricted shares for the years ended December 31, 2007, 2006 and 2005, respectively.

RESTRICTED SHARES SUBJECT TO TIME BASED VESTING | The Company makes grants of restricted shares subject to time based vesting. The shares awarded generally vest over periods of up to five years, typically in equal annual installments, as long as the recipient is an employee of the Company on the vesting date. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. The Company granted a total of 132,430, 117,025 and 136,055 restricted shares subject to time based vesting to its employees in 2007, 2006 and 2005, respectively. The weighted average grant date fair value of time based restricted shares, which were determined based on the average of the high and low sales price of a common share on the date of grant, was $45.11 per share in 2007, $41.79 per share in 2006 and $42.38 per share in 2005. Compensation cost relating to time based restricted shares awards is recorded ratably over the respective vesting periods. The Company recorded $4.4 million, $3.9 million and $2.6 million of compensation expense related to time based restricted shares for the years ended December 31, 2007, 2006 and 2005, respectively.

RESTRICTED SHARE UNIT PROGRAM | In May 2006, the Company's Board of Trustees established the 2006–2008 Restricted Share Unit Program. In February 2007, the Company's Board of Trustees established the 2007–2009 RSU Program (collectively with the 2006–2008 RSU Program, the "RSU Programs.") Under the RSU Programs, the Company may make awards in the form of market based performance-contingent restricted share units, or RSUs. The RSUs represent the right to earn common shares in the future depending on the Company's performance in terms of total return to shareholders (as defined in the RSU Programs) for the three year periods ending December 31, 2008 and December 31, 2009 (each, a "Measurement Period") relative to the total return to shareholders for the applicable Measurement Period of companies comprising an index of real estate investment trusts (the "Index REITs"). If the Company's total return to shareholders performance is below the 25th percentile of the Index REITs, then no shares will be earned. If the Company's total return to shareholders over the applicable Measurement Period is above the 25th, 50th or 75th percentiles of the Index REITs, then a percentage of the awards ranging from 50% to 150% will be earned. Dividends are deemed credited to the RSU accounts and are applied to "acquire" more RSUs for the account of the participants at the 20-day average price per common share ending on the dividend payment date. If earned, awards will be paid in common shares in an amount equal to the applicable percentage of the number of RSUs in the participant's account at the end of the applicable Measurement Period. The aggregate fair value of the RSU awards in 2007 and 2006 was determined using a Monte Carlo simulation probabilistic valuation model and was $3.4 million ($50.58 per share) and $1.9 million ($44.30 per share), respectively. For purposes of the 2007 simulation, the Company assumed volatility of 22.0%, which is calculated based on the volatility of the Company's share price over the last three years, a risk-free interest rate of 4.74%, which reflects the yield on a three-year Treasury bond, and a stock beta of 1.029 compared to the Dow Jones US Real Estate Index based on three years of historical price data. For the purpose of the 2006 simulation, the Company assumed volatility of 21.6%, which is calculated based on the volatility of the Company's share price over three prior years, a risk-free interest rate of 4.80%, which reflects the yield on a three-year Treasury bond, and a stock beta of 0.955 compared to the Dow Jones US Real Estate Index based on three years of historical price data.

Compensation cost relating to these RSU awards is being expensed over the applicable three year vesting period. The Company granted a total of 67,430 RSUs in 2007 and 43,870 RSUs in 2006. However, as described above, recipients of RSUs only earn common shares if the Company's total return to shareholders for the applicable Measurement Period exceeds certain percentiles of the Index REITs, and as such, none of the RSUs were earned as of December 31, 2007. The Company recorded $1.6 million and $0.5 million of compensation expense related to the RSU Programs for the years ended December 31, 2007 and December 31, 2006, respectively. The Company will record future compensation expense related to the existing awards under the RSU Programs as follows:

(in thousands of dollars) Year Ended December 31,	Future Compensation Expense
2008	$ 1,797
2009	1,249
2010	163
Total	**$ 3,209**

OUTPERFORMANCE PROGRAM | In January 2005, the Company's Board of Trustees approved the 2005–2008 Outperformance Program ("OPP"), a performance-based incentive compensation program that is designed to pay a bonus (in the form of common shares) if the Company's total return to shareholders (as defined in the OPP) exceeds certain thresholds over a four year measurement period beginning on January 1, 2005. The Board of Trustees amended the OPP in March 2005. The grant date fair value of the OPP awards in 2005 was determined using a Monte Carlo simulation probabilistic valuation model and the aggregate value of $3.7 million is being expensed over the four year vesting period. For purposes of the simulation, the Company assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2%, a standard deviation of 6.2% and a 0.92 correlation of the Company's total return to shareholders to that of the specified index of real estate investment trusts.

The Company recorded $0.8 million, $1.2 million and $0.9 million of compensation expense related to the OPP for the years ended December 31, 2007, 2006 and 2005, respectively. The Company will record future compensation expense of $0.8 million in for the year ended December 31, 2008 related to the OPP.

SERVICE AWARDS | In 2007, 2006 and 2005, the Company issued 1,475, 1,750, and 3,050 shares, respectively, without restrictions to non-officer employees as service awards. The aggregate fair value of the awards of $0.1 million in each of the years ended December 31, 2007, 2006 and 2005 was recorded as compensation expense.

EXECUTIVE SEPARATION | In 2006, the Company also issued 6,736 shares in connection with an executive separation at a fair value of $41.67 per share. See Note 11. In connection with this issuance, the Company recorded $0.3 million of compensation expense in the year ended December 31, 2006.

RESTRICTED SHARE PLAN FOR NON-EMPLOYEE TRUSTEES | The 2008 Restricted Share Plan for Non-Employee Trustees approved in 2007 provides for the granting of restricted share awards to non-employee trustees of the Company.

In 2007, 2006 and 2005, the Company made grants of restricted shares to non-employee trustees subject to time based vesting under a predecessor plan. The aggregate fair value of the restricted shares that the Company granted to its non-employee trustees in 2007, 2006 and 2005 was $0.4 million, $0.3 million and $0.3 million, respectively. The Company recorded $0.4 million, $0.3 million and $0.2 million of compensation expense related to time based vesting of non-employee trustee restricted share awards in 2007, 2006 and 2005, respectively. As of December 31, 2007, there was $0.4 million of total unrecognized compensation cost related to unvested restricted share grants to non-employee trustees. The cost is expected to be recognized over a weighted average period of 0.8 years. The total fair value of shares granted to non-employee trustees vested during the years ended December 31, 2007, 2006, and 2005, was $0.3 million, $0.3 million, and $0.2 million, respectively. There were 60,000 shares available for grant to non-employee trustees at December 31, 2007. The Company will record future compensation expense in connection with the vesting of existing non-employee trustee restricted share awards as follows:

(in thousands of dollars) Year Ended December 31,	Future Compensation Expense
2008	$ 266
2009	138
2010	10
Total	**$ 414**

OPTIONS OUTSTANDING | Options are granted with an exercise price equal to the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than ten years from the grant date. The Company has six plans under which it has historically granted options. The Company has not granted any options to its employees since 2003, and, since that date, has only made option grants to non-employee trustees on the date they became trustees in accordance with an existing policy. Cash received from options exercised in 2007, 2006 and 2005 was $5.0 million, $1.3 million, and $2.2 million, respectively. The total intrinsic value of stock options exercised for the years ended December 31, 2007, 2006, and 2005, was $2.8 million, $1.1 million, and $1.9 million, respectively. The following table presents the changes in the number of options outstanding from January 1, 2005 through December 31, 2007:

	Weighted Average Exercise Price/Total	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1998 Stock Option Plan	1997 Stock Option Plan	1990 Employees Plan	1990 Non-Employee Trustee Plan
Options outstanding at January 1, 2005	**$ 23.38**	**16,769**	**100,000**	**42,300**	**265,260**	**41,105**	**51,875**
Options granted	$ 38.00	5,000	—	—	—	—	—
Options exercised	$ 24.33	(1,863)	—	(7,000)	(64,260)	(15,000)	(1,000)
Options forfeited	$ 20.36	(932)	—	—	—	—	(1,000)
Options outstanding at December 31, 2005	**$ 23.70**	**18,974**	**100,000**	**35,300**	**201,000**	**26,105**	**49,875**
Options exercised	$ 22.77	(4,889)	—	(7,250)	(11,000)	(25,605)	(8,875)
Options forfeited	—	—	—	—	—	—	—
Options outstanding at December 31, 2006	**$ 23.46**	**14,085**	**100,000**	**28,050**	**190,000**	**500**	**41,000**
Options exercised	$ 25.33	(1,792)	—	(2,500)	(190,000)	(500)	3,000
Options forfeited	—	—	—	—	—	—	—
Options outstanding at December 31, 2007[1]	**175,843**	**12,293**	**100,000**	**25,550**	**—**	**—**	**38,000**
Outstanding options							
Average exercise price per share	$ 21.36	$ 33.05	$ 17.84	$ 23.85	—	—	$ 25.17
Aggregate exercise price[2]	$ 3,756	$ 406	$ 1,784	$ 609	—	—	$ 957
Intrinsic value of options outstanding[2]	$ 1,922	—	$ 1,184	$ 149	—	—	$ 589
Exercisable options outstanding at December 31, 2007[3]							
Options outstanding at December 31, 2007	172,093	8,543	100,000	25,550	—	—	38,000
Average exercise price per share	$ 21.02	$ 31.39	$ 17.84	$ 23.85	—	—	$ 25.17
Aggregate exercise price[2]	$ 3,618	$ 268	$ 1,784	$ 609	—	—	$ 957
Intrinsic value of options outstanding[2]	$ 1,504	—	$ 1,184	$ 149	—	—	$ 171

(1) As of December 31, 2007, an aggregate of exercisable and unexercisable options to purchase 175,843 shares of beneficial interest with a weighted average remaining contractual life of 3.0 years (weighted average exercise price of $21.36 per share and an aggregate price of $3.8 million) were outstanding.

(2) Amounts in thousands.

(3) As of December 31, 2007, an aggregate of exercisable options to purchase 172,093 shares of beneficial interest with a weighted average exercise price of $21.02 per share and an aggregate exercise price of $3.6 million were outstanding.

The following table summarizes information relating to all options outstanding as of December 31, 2007:

	Options Outstanding as of December 31, 2007		Options Exercisable as of December 31, 2007		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (years)
$13.00-$18.99	108,503	$ 17.75	108,503	$ 17.75	2.8
$19.00-$28.50	47,340	$ 23.61	47,340	$ 23.61	1.9
$29.00-$38.99	20,000	$ 35.62	16,250	$ 35.34	6.4

The fair value of each option granted in 2005 was estimated on the grant date using the Black-Scholes option pricing model and on the assumptions presented below (no options were granted in 2006 or 2007):

	Options Issued to Non-Employee Trustees Year Ended December 31, 2005
Weighted average fair value	$ 6.85
Expected life in years	10
Risk-free interest rate	4.47%
Expected Volatility	18.13%
Dividend yield	5.92%

10. Leases

AS LESSOR | The Company's retail properties are leased to tenants under operating leases with various expiration dates ranging through 2095. Future minimum rent under noncancelable operating leases with terms greater than one year are as follows:

(in thousands of dollars) For the Year Ended December 31,	
2008	$ 275,823
2009	250,769
2010	219,786
2011	184,930
2012	151,352
2013 and thereafter	582,554
	$ 1,665,214

The total future minimum rent as presented do not include amounts that may be received as tenant reimbursements for certain operating costs or contingent amounts that may be received as percentage rent.

AS LESSEE | Assets recorded under capital leases, primarily office and mall equipment, are capitalized using interest rates appropriate at the inception of each lease. The Company also has operating leases for its corporate office space (see Note 11) and for various computer, office and mall equipment. Furthermore, the Company is the lessee under third-party ground leases for portions of the land at nine of its properties (Crossroads Mall, Voorhees Town Center, Exton Square Mall, The Gallery at Market East I and II, Orlando Fashion Square, Plymouth Meeting Mall, Uniontown Mall and Wiregrass Commons Mall). Total amounts expensed relating to leases were $4.7 million, $4.8 million and $5.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. Minimum future lease payments due in each of the next five years and thereafter are as follows:

(in thousands of dollars) For the Year Ended December 31,	Capital Leases	Operating Leases	Ground Leases
2008	$ 166	$ 2,688	$ 1,072
2009	174	2,543	1,086
2010	—	2,102	1,090
2011	—	1,751	1,090
2012 and thereafter	—	3,669	56,735
Less: amount representing interest	(27)	—	—
	$ 313	**$ 12,753**	**$ 61,073**

The Company had assets of $0.6 million and $1.0 million (net of accumulated depreciation of $3.1 million and $2.7 million, respectively) recorded under capital leases as of December 31, 2007 and 2006.

11. Related Party Transactions

GENERAL | PRI provides management, leasing and development services for ten properties owned by partnerships and other entities in which certain officers or trustees of the Company and of PRI or members of their immediate families and affiliated entities have indirect ownership interests. Total revenue earned by PRI for such services was $0.9 million for each of the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, $0.2 million was due from the property-owning partnerships to PRI. Of this amount, approximately $46,000 was collected subsequent to December 31, 2007.

The Company leases its principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain officers/trustees of the Company have an interest. Total rent expense under this lease was $1.4 million, $1.5 million and $1.5 million for the years ended December 31, 2007, 2006, and 2005, respectively. Ronald Rubin and George F. Rubin, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. The Company has the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, the Company has the right on one occasion at any time during the seventh lease year to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, the Company's base rent is $1.4 million per year during the first five years of the office lease and $1.5 million per year during the second five years.

The Company uses an airplane in which Ronald Rubin owns a fractional interest. The Company paid $35,000, $38,000 and $217,000 in the years ended December 31, 2007, 2006 and 2005, respectively, for flight time used by employees on Company-related business.

As of December 31, 2007, eight officers of the Company had employment agreements with terms of up to three years that renew automatically for additional one-year or two-year terms. The agreements provided for aggregate base compensation for the year ended December 31, 2007 of $3.0 million, subject to increases as approved by the Company's compensation committee in future years, as well as additional incentive compensation.

In connection with the Merger discussed above, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own or ground lease 12 shopping malls. This retained interest was subject to a put-call arrangement between Crown's former operating partnership and the Company. Pursuant to this arrangement, the Company had the right to require Crown's former operating partnership to contribute the retained interest following the 36th month after the closing of the merger (the closing took place in November 2003) in exchange for 341,297 additional OP Units. The Company exercised this right in December 2006. The value of the units issued was $13.4 million. As of the closing date of the transaction, Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, and his affiliates had an interest in Crown's former operating partnership.

On December 22, 2005, the Company entered into a Unit Purchase Agreement with CAP, an entity controlled by Mark Pasquerilla, a trustee of the Company. Under the agreement, the Company purchased 339,300 OP Units from CAP at $36.375 per unit, a 3% discount from the closing price of the Company's common shares on December 19, 2005 of $37.50. The aggregate amount paid by the Company for the OP Units was $12.3 million. The terms of the agreement were negotiated between the Company and CAP. These terms were determined without reference to the provisions of the partnership agreement of the Company's Operating Partnership, which generally permit holders of OP Units to redeem their OP Units for cash based on the 10 day average closing price of the Company's common shares, or, at the Company's election, for a like number of common shares of the Company.

The transaction was approved by the Company's Board of Trustees. The Board authorized this transaction separate and apart from the Company's 2005–2007 share repurchase program.

In connection with the Merger, the Company entered into a tax protection agreement with Mark E. Pasquerilla (one of our trustees) and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). If the Company were to sell any of the protected properties during the first five years of the protection period, it would owe the Pasquerilla Group an amount equal to the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of such payments. From the end of the first five years through the end of the tax protection period, the payments are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the sale. In 2007, the Company paid $8,000 to the Pasquerilla Group pursuant to this agreement.

EXECUTIVE SEPARATION | In 2006, the Company announced the retirement of Jonathan B. Weller, a Vice Chairman of the Company. In connection with Mr. Weller's retirement, the Company entered into a Separation of Employment Agreement and General Release (the "Separation Agreement") with Mr. Weller. Pursuant to the Separation Agreement, Mr. Weller also retired from the Company's Board of Trustees and the Amended and Restated Employment Agreement by and between the Company and Mr. Weller dated as of January 1, 2004 was terminated. The Company recorded an expense of $4.0 million in connection with Mr. Weller's separation from the Company. The expense included executive separation cash payments made to Mr. Weller along with the acceleration of the deferred compensation expense associated with the unvested restricted shares and the estimated fair value of Mr. Weller's share of the 2005–2008 Outperformance Program (see Note 9). Mr. Weller exercised his outstanding options in August 2006.

12. Commitments and Contingencies

DEVELOPMENT AND REDEVELOPMENT ACTIVITIES | The Company is involved in a number of development and redevelopment projects that may require equity funding by the Company. In each case, the Company will evaluate the financing opportunities available to it at the time the project requires funding. In cases where the project is undertaken with a partner, the Company's flexibility in funding the project may be governed by the partnership agreement or the covenants existing in its Credit Facility, which limit the Company's involvement in such projects.

In connection with its current ground-up development and its redevelopment projects, the Company has made contractual and other commitments on some of these projects in the form of tenant allowances, lease termination fees and contracts with general contractors. As of December 31, 2007, the remainder to be paid against such contractual and other commitments was $121.6 million, which is expected to be financed through the Credit Facility or through various other capital sources. The development and redevelopment projects on which these commitments have been made have total remaining costs of $361.3 million.

LEGAL ACTIONS | In the normal course of business, the Company has and may become involved in legal actions relating to the ownership and operation of its properties and the properties it manages for third parties. In management's opinion, the resolutions of any such pending legal actions are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

ENVIRONMENTAL | The Company is aware of certain environmental matters at some of their properties, including ground water contamination and the presence of asbestos containing materials. The Company has, in the past, performed remediation of such environmental matters, and is not aware of any significant remaining potential liability relating to these environmental matters. The Company may be required in the future to perform testing relating to these matters. Although the Company does not expect these matters to have any significant impact on its liquidity or results of operations, the Company has reserved $0.1 million for these matters. However, the Company can make no assurances that the amounts reserved will be adequate to cover further environmental costs. The Company has insurance coverage for certain environmental claims up to $5.0 million per occurrence and up to $5.0 million in the aggregate.

TAX PROTECTION AGREEMENTS | In connection with the Merger, the Company entered into a tax protection agreement with Mark E. Pasquerilla (one of the Company's trustees) and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, the Company agreed not to dispose of certain protected properties acquired in the Merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the Merger. If the Company were to sell any of the protected properties during the first five years of the protection period, it would owe the Pasquerilla Group an amount equal to the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of such payments. From the end of the first five years through the end of the tax protection period, the payments are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the sale. If the Company were to sell properties in transactions that trigger tax protection payments, the Company would be required to pay to the Pasquerilla Group certain amounts pursuant to these agreements. The Company paid $8,000 to the Pasquerilla Group in 2007 pursuant to these agreements.

The Company has agreed to provide tax protection related to its acquisition of Cumberland Mall Associates and New Castle Associates to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

The Company did not enter into any other guarantees or tax protection agreements in connection with its merger, acquisition or disposition activities in 2007, 2006 and 2005.

13. Summary of Quarterly Results (unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2007 and 2006:

	For the Year Ended December 31, 2007				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[3]	Total
Revenue from continuing operations	$ 113,640	$ 110,537	$ 112,269	$ 130,126	$ 466,572
Revenue from discontinued operations	$ 1,039	$ 15	$ 19	$ –	$ 1,073
Income (loss) from discontinued operations[1]	$ 5,886	$ (14)	$ 18	$ (12)	$ 5,878
Net income[2]	$ 9,084	$ 3,875	$ 1,499	$ 8,703	$ 23,161
Net income available to common shareholders[2]	$ 5,681	$ 471	$ 13,712	$ 8,703	$ 28,567
Income from discontinued operations per share – basic	$ 0.16	$ –	$ –	$ –	$ 0.16
Income from discontinued operations per share – diluted	$ 0.16	$ –	$ –	$ –	$ 0.16
Net income per share – basic	$ 0.15	$ 0.01	$ 0.35	$ 0.22	$ 0.73
Net income per share – diluted	$ 0.15	$ 0.01	$ 0.35	$ 0.22	$ 0.73

For the Year Ended December 31, 2006

	Year Ended December 31, 2006				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[3]	Total
Revenue from continuing operations	$ 112,025	$ 110,098	$ 112,098	$ 125,087	$ 459,308
Revenue from discontinued operations	$ 1,763	$ 1,493	$ 1,528	$ 1,550	$ 6,334
Income (loss) from discontinued operations[1]	$ (2,094)	$ (22)	$ 1,242	$ 166	$ (708)
Net income[2]	$ 641	$ 3,863	$ 4,544	$ 18,973	$ 28,021
Net income (loss) available to common shareholders[2]	$ (2,763)	$ 460	$ 1,141	$ 15,570	$ 14,408
Income (loss) from discontinued operations per share – basic	$ (0.06)	$ –	$ 0.03	$ –	$ (0.02)
Income (loss) from discontinued operations per share – diluted	$ (0.06)	$ –	$ 0.03	$ –	$ (0.02)
Net income (loss) per share – basic	$ (0.08)	$ 0.01	$ 0.02	$ 0.42	$ 0.37
Net income per share – diluted	$ (0.08)	$ 0.01	$ 0.02	$ 0.42	$ 0.37

(1) Includes gains (before minority interest) on sales of discontinued operations of approximately $6.7 million (1st Quarter 2007) and $1.4 million (3rd Quarter 2006).

(2) Includes gains (before minority interest) on sales of interests in real estate of approximately $2.1 million (2nd Quarter 2007), $0.2 million (3rd Quarter 2007), $0.1 million (1st Quarter 2006), $0.2 million (2nd Quarter 2006), and $0.2 million (3rd Quarter 2006).

(3) Fourth quarter revenue includes a significant portion of annual percentage rent as most percentage rent minimum sales levels are met in the fourth quarter.

14. Subsequent Events

In January 2008, the Company completed a $55.0 million supplemental financing of Cherry Hill Mall in Cherry Hill, New Jersey. The loan had a fixed interest rate of 5.51% and will mature in October 2012. The maturity date coincides with that of the existing first mortgage on the property, which was put in place in September 2005. The first 24 payments of the new loan will be interest only, followed by principal and interest payments calculated based on a 360-month amortization schedule. The proceeds were used to pay down a portion of the Credit Facility and for general corporate purposes.

In January 2008, the Company entered into a Contribution Agreement with Bala Cynwyd Associates, L.P. ("BCA"), City Line Associates, Ronald Rubin, George Rubin, Joseph Coradino, and two other individuals to acquire all of the partnership interests in BCA. The Company has agreed to pay approximately $15.3 million for the BCA partnership interests over three years.

BCA entered into a tax deferred exchange agreement with the current owner of One Cherry Hill Plaza, an office building located within the boundaries of the Company's Cherry Hill Mall (the "Office Building"), to acquire title to the Office Building in exchange for an office building located in Bala Cynwyd, Pennsylvania owned by BCA.

Ronald Rubin, George Rubin, Joseph Coradino, and two other individuals (collectively, the "Individuals") own 100% of a limited partnership that owned 50% of the partnership interests in BCA immediately prior to closing. Immediately prior to closing, BCA redeemed the other 50% of the partnership interest, which was held by a third party. At the initial closing under the Contribution Agreement and in exchange for a 0.1% general partner interest and 49.8% limited partner interest in BCA, the Company made a $3.9 million capital contribution to BCA. A second closing is expected to occur pursuant to a put/call arrangement approximately one year after the initial closing, at which time the Company will acquire an additional 49.9% of the limited partner interest in BCA for approximately $207,000 in cash and OP Units valued at approximately $3.7 million. A third closing is expected to occur pursuant to a put/call arrangement approximately one year after the second closing, at which time the remaining interest in BCA will be acquired by the Company in exchange for OP Units valued at approximately $13,800.

In accordance with the Company's Related Party Transactions Policy, a Special Committee consisting exclusively of independent members of the Company's Board of Trustees considered and approved the terms of the transaction, subject to final approval by the Company's Board of Trustees. The disinterested members of the Company's Board of Trustees approved the transaction. The transaction was completed in the first quarter of 2008.

The Company and the Operating Partnership have agreed to indemnify the Individuals from and against certain tax liabilities resulting from a sale of the Office Building during the eight years following the initial closing.

PRI entered into a management agreement with BCA for the management of the Office Building.

Management's Report on Internal Control Over Financial Reporting

Management of Pennsylvania Real Estate Investment Trust ("us" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the rules of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and the dispositions of assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2007, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. KPMG has issued a report concurring with management's assessment, which is included on page 39 in this report.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
February 29, 2008

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pennsylvania Real Estate Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 29, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
February 29, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, has a primary investment focus on retail shopping malls and power and strip centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. Our portfolio currently consists of a total of 55 properties. Our portfolio contains 51 retail properties in 13 states and includes 38 shopping malls and 13 power and strip centers. The retail properties have a total of approximately 34.2 million square feet. The retail properties we consolidate for financial reporting purposes have a total of approximately 29.7 million square feet, of which we own approximately 23.3 million square feet. The retail properties that are owned by unconsolidated partnerships with third parties have a total of approximately 4.5 million square feet, of which 2.9 million square feet are owned by such partnerships. The ground-up development portion of our portfolio contains four properties in two states, with two classified as "mixed use" (a combination of retail and other uses), one classified as retail and one classified as "other."

Our primary business is owning and operating shopping malls and power and strip centers. We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate our consolidated operations on a geographic basis. No individual property constitutes more than 10% of our consolidated revenue or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of our consolidated revenue, and none of our properties are located outside the United States.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates"). We are the sole general partner of PREIT Associates and, as of December 31, 2007, held a 94.6% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We hold our investments in seven of the 51 retail properties and one of the four ground-up development properties in our portfolio through unconsolidated partnerships with third parties in which we own a 40%-50% interest. We hold a non-controlling interest in each unconsolidated partnership, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the income statement caption entitled "Equity in income of partnerships" rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled "Investment in partnerships, at equity." In the case of deficit investment balances, such amounts are recorded in "Investments in partnerships, deficit balances."

For further information regarding our unconsolidated partnerships, see Note 3 to our consolidated financial statements.

We provide our management, leasing and development services through PREIT Services, LLC, which generally manages and develops properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally manages and develops properties that we own interests in through partnerships with third parties and properties that are owned by third parties in which we do not have an interest. One of our long-term objectives is to obtain managerial control of as many of our assets as possible. Due to the nature of our existing partnership arrangements, we cannot anticipate when this objective will be achieved, if at all.

Our revenue consists primarily of fixed rental income, additional rent in the form of expense reimbursements, and percentage rent (rent that is based on a percentage of our tenants' sales or a percentage of sales in excess of thresholds that are specified in the leases) derived from our income producing retail properties. We also receive income from our real estate partnership investments and from the management and leasing services PRI provides.

Our net income available to common shareholders increased by $14.2 million, or 98%, to $28.6 million for the year ended December 31, 2007 from $14.4 million for the year ended December 31, 2006. The increase in our net income resulted primarily from the $13.3 million recorded in connection with our July 2007 redemption of our preferred shares, and a decrease in dividends paid on preferred shares as a result of the redemption. The preferred shares were issued in connection with our 2003 merger with Crown American Realty Trust and first became redeemable in July 2007. There were also higher gains on sales in 2007 than in 2006. Our net income was also affected by the changes to real estate revenue, property operating expenses, interest expense and depreciation and amortization expense resulting from the impact of new properties that we developed and are now operating, and other properties that were in various stages of redevelopment in 2007 and 2006.

Our net income available to common shareholders decreased by $29.6 million, or 67%, to $14.4 million for the year ended December 31, 2006 from $44.0 million for the year ended December 31, 2005. Our net income was affected by the changes to real estate revenue, property operating expenses, interest expense and depreciation and amortization expense resulting from the impact on operating results of properties that are in various stages of redevelopment and from properties acquired or disposed of in 2005 and 2006. There were also lower gains on sales in 2006 than in 2005.

RECENT FINANCIAL MARKET DISRUPTIONS | The United States credit markets have recently experienced significant dislocations and liquidity disruptions, which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially affected liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing.

Our capital strategy involves seeking the broadest range of funding sources (including commercial banks, institutional lenders, equity investors and joint venture partners) and funding vehicles (including mortgages, commercial loans and debt and equity securities) available to us on the most favorable terms. We pursue this goal by maintaining relationships with various capital sources and utilizing a variety of financing instruments. As part of this strategy, we might seek to place long-term fixed rate debt on our stabilized properties when conditions are favorable for such financings. We also expect to raise capital through selective sales of assets and the issuance of additional equity securities, when warranted. Furthermore, we might seek to satisfy our long-term capital requirements through the formation of joint ventures with institutional partners, private equity investors or other REITs.

We expect that our use of debt to fund investments in current redevelopment and development projects will peak in the second half of 2008 or the first half of 2009, ahead of the time that such redevelopment and development assets will generate significant cash flows. Additional debt could lead to debt ratios that approach or exceed the debt ratios permitted by our Credit Facility. We are pursuing several alternatives that would enable us to avoid exceeding the permitted debt ratios, including refinancing our $400.0 million, 15 property real estate mortgage investment conduit ("REMIC") with General Electric Capital Company, which becomes prepayable without penalty in July 2008, and encumbering or disposing of certain properties currently in the REMIC; deferring selected capital expenditures; revising the terms of the Credit Facility debt covenants; issuing equity; or a combination of some or all of these alternatives.

Continued uncertainty in the credit markets might negatively impact our ability to access additional debt financing on reasonable terms, which might negatively affect our ability to fund our redevelopment and development projects and other business initiatives. Events in the credit markets have also had an adverse effect on other financial markets in the United States, which might make it more difficult or costly for us to raise capital through the issuance of common or preferred shares.

Acquisitions, Dispositions, Redevelopment, and Development Activities

We record our acquisitions based on estimates of fair value, as determined by management, based on information available and on assumptions about future performance. These allocations are subject to revisions, in accordance with GAAP, during the twelve-month periods following the closings of the respective acquisitions.

We are actively involved in pursuing and evaluating a number of additional acquisition opportunities. Our evaluation includes an analysis of whether the properties meet the investment criteria we apply, given economic, market and other circumstances.

2008 ACQUISITIONS | In January 2008, we acquired a 49.9% ownership interest in Bala Cynwyd Associates L.P. See "Related Party Transactions" for further information about this transaction.

2007 ACQUISITIONS | In August 2007, we purchased a 116 acre land parcel in Monroe Township, Pennsylvania for $5.5 million. We had previously acquired an aggregate of approximately 10 acres on adjacent parcels. This property, which we named Monroe Marketplace, is currently under development.

In August 2007, we purchased Plymouth Commons, a 60,000 square foot office building adjacent to Plymouth Meeting Mall, for $9.2 million.

2006 ACQUISITIONS | In February 2006, we acquired 540 acres of land in Gainesville, Florida for $21.5 million, including closing costs. The acquired parcels are collectively known as "Springhills."

In separate transactions from June 2006 to October 2006, we acquired the former Strawbridge's department store buildings at Cherry Hill Mall, Willow Grove Park and The Gallery at Market East from Federated Department Stores, Inc. following its merger with The May Department Stores Company.

In connection with our merger with Crown American Realty Trust in 2003 (the "Merger"), Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own or ground lease 12 shopping malls. This retained interest was subject to a put-call arrangement between Crown's former operating partnership and us. Pursuant to this arrangement, we had the right to require Crown's former operating partnership to contribute the retained interest to us following the 36th month after the closing of the Merger (the closing took place in November 2003) in exchange for 341,297 additional units in PREIT Associates ("OP Units"). We exercised this right in December 2006. The value of the units issued was $13.4 million. As of the closing date of the transaction, Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, and his affiliates had an interest in Crown's former operating partnership.

2005 ACQUISITIONS | In February 2005, we purchased the 0.9 million square foot Cumberland Mall in Vineland, New Jersey and a vacant 1.7 acre parcel adjacent to the mall. The total price paid for the mall and the parcel was $59.5 million, including the assumption of $47.7 million in mortgage debt. We paid the $0.9 million purchase price of the adjacent parcel in cash. We paid the remaining portion of the purchase price for the mall using 272,859 OP Units, which were valued at approximately $11.0 million. Of the purchase price amount, $8.7 million was allocated to the value of in-place leases, $0.2 million was allocated to above-market leases and $0.3 million was allocated to below-market leases.

We also recorded a debt premium of $2.7 million in order to record Cumberland Mall's mortgage at fair value.

In March 2005, we acquired Gadsden Mall in Gadsden, Alabama, with 0.5 million square feet, for $58.8 million. We funded the purchase price from our Credit Facility. Of the purchase price amount, $7.8 million was allocated to the value of in-place leases, $0.1 million was allocated to above-market leases and $0.3 million was allocated to below-market leases. The acquisition included the nearby P&S Office Building, a 40,000 square foot office building that we consider to be non-strategic, and which we have classified as held for sale for financial reporting purposes.

In November 2005, we and our partner acquired Springfield Mall in Springfield, Pennsylvania, with 0.6 million square feet, for $103.5 million. To partially finance the acquisition costs, we and our partner, an affiliate of Kravco Simon Investments, L.P. and Simon Property Group, Inc. obtained a $76.5 million mortgage loan. We funded the remainder of our share of the purchase price with $5.0 million in borrowings from our Credit Facility.

In December 2005, we acquired Woodland Mall in Grand Rapids, Michigan, with 1.2 million square feet, for $177.4 million. We funded the purchase price with two 90-day corporate notes totaling $94.4 million having a weighted average interest rate of 6.85% and secured by letters of credit, $80.5 million from our Credit Facility, and the remainder from our available working capital. Of the purchase price amount, $6.1 million was allocated to the value of in-place leases, $6.4 million was allocated to above-market leases and $6.5 million was allocated to below-market leases. We obtained long term financing on this property in March 2006 and used these funds to pay off the entire balance of the corporate notes.

2007 DISPOSITIONS | In March 2007, we sold Schuylkill Mall in Frackville, Pennsylvania for $17.6 million. We recorded a $6.7 million gain on the sale. In connection with the sale, we repaid the mortgage note associated with Schuylkill Mall, with a balance of $16.5 million at closing.

In May 2007, we sold an outparcel and related land improvements containing an operating restaurant at New River Valley Mall in Christiansburg, Virginia for $1.6 million. We recorded a $0.6 million gain on the sale.

In May 2007, we sold an outparcel and related land improvements at Plaza at Magnolia in Florence, South Carolina for $11.3 million. We recorded a $1.5 million gain on the sale.

In August 2007, we sold undeveloped land adjacent to Wiregrass Commons Mall in Dothan, Alabama for $2.1 million. We recorded a $0.3 million gain on the sale.

In December 2007, we sold undeveloped land in Monroe Township, Pennsylvania for $0.8 million to Target Corporation. There was no gain or loss recorded on the sale.

2006 DISPOSITIONS | In transactions that closed between June 2006 and December 2006, we sold a total of four parcels at Plaza at Magnolia in Florence, South Carolina for an aggregate sale price of $7.9 million and an aggregate gain of $0.5 million.

In September 2006, we sold South Blanding Village, a strip center in Jacksonville, Florida, for $7.5 million. We recorded a gain of $1.4 million on the sale.

In December 2006, we sold a six acre parcel at Voorhees Town Center in Voorhees, New Jersey to a residential real estate developer for $5.4 million. The parcel was subdivided from the retail property. We recorded a gain of $4.7 million on the sale.

2005 DISPOSITIONS | In January 2005, we sold a 0.2 acre parcel associated with Wiregrass Commons Mall in Dothan, Alabama for $0.1 million. We recognized a gain of $0.1 million on the sale.

In May 2005, pursuant to an option granted to the tenant in a 1994 ground lease agreement, we sold a 13.5 acre parcel at Northeast Tower Center in Philadelphia, Pennsylvania containing a Home Depot store to Home Depot U.S.A., Inc. for $12.5 million. We recognized a gain of $0.6 million on the sale.

In July 2005, we sold our 40% interest in Laurel Mall in Hazleton, Pennsylvania to Laurel Mall, LLC. The total sale price of the mall was $33.5 million, including assumed debt of $22.6 million. Our net cash proceeds were $3.9 million. We recorded a gain of $5.0 million on the sale.

In July 2005, a partnership in which we had a 50% interest sold the property on which the Christiana Power Center Phase II project would have been built to the Delaware Department of Transportation for $17.0 million. Our share of the proceeds was $9.5 million, representing a reimbursement for the $5.0 million of costs and expenses incurred previously in connection with the project and a gain on the sale of non-operating real estate of $4.5 million.

In August 2005, we sold our four industrial properties (the "Industrial Properties") for approximately $4.3 million. We recorded a gain of $3.7 million on the sale.

In December 2005, we sold Festival at Exton in Exton, Pennsylvania for $20.2 million. We recorded a gain of $2.5 million on the sale.

VALLEY VIEW DOWNS | On October 1, 2007, we entered into an amendment to our October 2004 agreement with Valley View Downs, LP ("Valley View") and Centaur Pennsylvania, LLC ("Centaur") with respect to the development of a proposed harness racetrack and casino in western Pennsylvania.

Under the original October 2004 agreement, (i) we made certain payments and agreed to make additional payments to Valley View, (ii) Valley View agreed to purchase certain parcels located in Beaver County, Pennsylvania and enter into options to acquire certain other parcels, (iii) we agreed to acquire this aggregated property and lease it to Valley View pursuant to a ground lease, (iv) Valley View and PRI agreed to enter into a development agreement pursuant to which PRI would provide customary management services for all aspects of the development and construction phases of the racing and gaming facilities on the property, and (v) the parties agreed to enter into other definitive documents to implement the provisions of the agreement.

Under the amendment, we waived and terminated our rights to purchase the property contemplated for the racetrack and casino or to purchase an alternative location, and our right to ground lease such site to Valley View. We will be repaid the $983,000 we paid to Valley View in connection with the original agreement, with interest from the date of the amendment, in 24 equal consecutive monthly installments beginning on the earlier of (i) a date sixty days after the start of casino operations ("Alternative Gaming"), if any, at the property, or (ii) October 1, 2014. Valley View has obtained a harness racing license from the Pennsylvania Horse Racing Commission. However, there can be no assurance that Valley View will be successful in obtaining an Alternative

Gaming license from the Pennsylvania Gaming Control Board. We will not own the property or the improvements on the property, nor will we have any ownership interest in the assets of Valley View, including Valley View's harness racing license or any Alternative Gaming licenses awarded to Valley View.

In consideration of our waiver and termination, Valley View or Centaur or the affiliate of either that receives the Alternative Gaming license will pay us $57.0 million over nine years, payable $250,000 per month from March 1, 2010 to February 1, 2019, including a final payment of $30.0 million payable on March 1, 2019.

In addition, Valley View has entered into a development agreement with PRI. Under this development agreement, PRI will provide customary management services for all aspects of the development and construction phases of the racetrack and casino. The fee for such services will be $3.0 million, payable as follows: $125,000 per month will accrue beginning October 1, 2007 through September 1, 2009 and will be paid $75,000 per month beginning April 1, 2009 to and including August 1, 2009; thereafter, Valley View will pay $500,000 per month beginning on September 1, 2009 to and including January 1, 2010, and a final payment of $125,000 on February 1, 2010.

DEVELOPMENT AND REDEVELOPMENT | We are engaged in the redevelopment of seven of our consolidated properties and one of our unconsolidated properties, and expect to increase the number of such projects in the future. These projects may include the introduction of residential, office or other uses to our properties.

The following table sets forth the amount of our intended investment and the amount invested as of December 31, 2007 for each on-going redevelopment project:

Redevelopment Project	Estimated Project Cost	Invested as of December 31, 2007
Cherry Hill Mall	$ 197.7 million	$ 56.7 million
Plymouth Meeting Mall	83.9 million	39.8 million
Willow Grove Park	39.1 million	32.2 million
Voorhees Town Center	79.3 million	27.6 million
North Hanover Mall	35.1 million	22.4 million
Lehigh Valley Mall[1]	22.2 million	19.5 million
Moorestown Mall	13.7 million	5.9 million
Jacksonville Mall	8.3 million	3.5 million
		$ 207.6 million

(1) This property is unconsolidated. The amounts shown represent our share. The redevelopment project at this property was substantially completed in the fourth quarter of 2007.

We are engaged in the ground-up development of four retail and other mixed use projects that we believe meet the financial hurdles that we apply, given economic, market and other circumstances. We also own and manage two properties that are now operating while some remaining development takes place. As of December 31, 2007, we had incurred $152.2 million of costs related to these projects. The costs identified to date to complete these ground-up projects are expected to be $231.3 million in the aggregate (including costs already incurred), excluding the Springhills (Gainesville, Florida) and Pavilion at Market East (Philadelphia, Pennsylvania) projects because details of those projects and the related costs have not been determined. In each case, we will evaluate the financing opportunities available to us at the time a project requires funding. In cases where the project is undertaken with a partner, our flexibility in funding the project might be governed by the partnership agreement or the covenants contained in our Credit Facility, which limit our involvement in such projects.

We generally seek to develop these projects in areas that we believe evidence the likelihood of supporting additional retail development and have desirable population or income trends, and where we believe the projects have the potential for strong competitive positions. We will consider other uses of a property that would have synergies with our retail development and redevelopment based on several factors, including local demographics, market demand for other uses such as residential and office, and applicable land use regulations. We generally have several development projects under way at one time. These projects are typically in various stages of the development process. We manage all aspects of these undertakings, including market and trade area research, site selection, acquisition, preliminary development work, construction and leasing. We monitor our developments closely, including costs and tenant interest.

The following table sets forth the amount of our intended investment and the amounts invested as of December 31, 2007 in each on-going ground-up development project:

Development Project	Estimated Project Cost	Invested as of December 31, 2007	Actual/ Expected Initial Occupancy
Operating Properties:			
New River Valley Center	$ 29.2 million	$ 26.5 million	2007
Sunrise Plaza (previously identified as Lacey Retail Center)	39.1 million	32.5 million	2007
Development Properties:			
Monroe Marketplace	80.9 million	23.6 million	2008
New Garden Town Center	82.1 million	38.8 million	2009
Springhills	TBD	29.4 million	TBD
Pavilion at Market East[1]	TBD	1.4 million	TBD
		$ 152.2 million	

(1) The property is unconsolidated. The amount shown represents our share.

In connection with our current ground-up development and our redevelopment projects, we have made contractual and other commitments on these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2007, the remainder to be paid against these contractual and other commitments was $121.6 million, which is expected to be financed through our Credit Facility or through various other capital sources. The development and redevelopment projects on which these commitments have been made have total expected remaining costs of $361.3 million.

Off Balance Sheet Arrangements

We have no material off-balance sheet items other than the partnerships described in Note 3 to the consolidated financial statements and in the "Overview" section above.

Related Party Transactions

GENERAL | PRI provides management, leasing and development services for ten properties owned by partnerships and other entities in which certain officers or trustees of the Company and of PRI or members of their immediate families and affiliated entities have indirect ownership interests. Total revenue earned by PRI for such services was $0.9 million for each of the years ended December 31, 2007, 2006 and 2005, respectively. As of December 31, 2007, $0.2 million was due from the property-owning partnerships to PRI. Of this amount, approximately $46,000 was collected subsequent to December 31, 2007.

We lease our principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain of our officers/trustees have an interest. Total rent expense under this lease was $1.4 million, $1.5 million and $1.5 million for the years ended December 31, 2007, 2006, and 2005, respectively. Ronald Rubin and George F. Rubin, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. We have the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, we have the right on one occasion at any time during the seventh lease year to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, our base rent is $1.4 million per year during the first five years of the office lease and $1.5 million per year during the second five years.

We use an airplane in which Ronald Rubin owns a fractional interest. We paid $35,000, $38,000 and $217,000 in the years ended December 31, 2007, 2006 and 2005, respectively, for flight time used by employees on Company-related business.

As of December 31, 2007, eight of our officers had employment agreements with terms of up to three years that renew automatically for additional one-year or two-year terms. The agreements provided for aggregate base compensation for the year ended December 31, 2007 of $3.0 million, subject to increases as approved by our compensation committee in future years, as well as additional incentive compensation.

In January 2008, we entered into a Contribution Agreement with Bala Cynwyd Associates, L.P. ("BCA"), City Line Associates, Ronald Rubin, George Rubin, Joseph Coradino, and two other individuals to acquire all of the partnership interests in BCA. We have agreed to pay approximately $15.3 million for the BCA partnership interests over three years.

BCA entered into a tax deferred exchange agreement with the current owner of One Cherry Hill Plaza, an office building located within the boundaries of our Cherry Hill Mall (the "Office Building"), to acquire title to the Office Building in exchange for an office building located in Bala Cynwyd, Pennsylvania owned by BCA.

Ronald Rubin, George Rubin, Joseph Coradino and two other individuals (collectively, the "Individuals") own 100% of a limited partnership that owned 50% of the partnership interests in BCA immediately prior to closing. Immediately prior to closing, BCA redeemed the other 50% of the partnership interest, which was held by a third party. At the initial closing under the Contribution Agreement and in exchange for a 0.1% general partner interest and 49.8% limited partner interest in BCA, we made a $3.9 million capital contribution to BCA. A second closing is expected to occur pursuant to a put/call arrangement approximately one year after the initial closing, at which time we will acquire an additional 49.9% of the limited partner interest in BCA for approximately $207,000 in cash and OP Units valued at approximately $3.7 million.

A third closing is expected to occur pursuant to a put/call arrangement approximately one year after the second closing, at which time the remaining interest in BCA will be acquired by us in exchange for OP Units valued at approximately $13,800.

In accordance with our Related Party Transactions Policy, a Special Committee consisting exclusively of independent members of our Board of Trustees considered and approved the terms of the transaction, subject to final approval by our Board of Trustees. The disinterested members of our Board of Trustees approved the transaction. The transaction was completed in the first quarter of 2008.

We and PREIT Associates have agreed to indemnify the Individuals from and against certain tax liabilities resulting from a sale of the Office Building during the eight years following the initial closing.

PRI entered into a management agreement with BCA for the management of the Office Building.

In connection with the Merger, Crown American Properties, L.P. ("CAP"), a limited partnership of which Crown was the sole general partner before the Merger, retained an 11% interest in the capital and a 1% interest in the profits of two partnerships that own or ground lease 12 shopping malls. The retained interests were subject to a put-call arrangement between CAP and PREIT Associates. Pursuant to this arrangement, PREIT Associates had the right to require CAP to contribute the retained interest to PREIT Associates following the 36th month after the closing of the Merger (i.e., after November 20, 2006), and CAP had the right to contribute the retained interests to PREIT Associates following the 40th month after the closing of the Merger, in each case in exchange for 341,297 OP Units.

On December 27, 2006, PREIT Associates and CAP entered into a Purchase and Sale Agreement (the "Exchange Agreement"). Under the Exchange Agreement, PREIT Associates purchased the 11% interest in the capital and 1% interest in the profits of each of the two partnerships that own or ground lease the 12 shopping malls, effective as of 11:59 p.m. on December 31, 2006, in exchange for 341,297 OP Units. The OP Units are redeemable at the election of the holder at any time after issuance either for cash in an amount per OP Unit equal to the average closing price of a common share of the Company on the 10 trading days immediately before the date notice of redemption is received by the Company or, at the election of the Company, in exchange for the issuance of a like number of common shares of the Company. Based on the closing price of a common share of beneficial interest of the Company on December 29, 2006, the value of the OP Units issued was approximately $13.4 million. As of the date of the Exchange Agreement, Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, had an interest in CAP.

The Exchange Agreement is based upon and consistent with the financial and other terms of the put-call arrangement, which was entered into by PREIT Associates and CAP in connection with the Merger and prior to Mark Pasquerilla serving as a trustee of the Company. The Board of Trustees of the Company, excluding Mr. Pasquerilla, reviewed, considered and approved the Exchange Agreement.

On December 22, 2005, we entered into a Unit Purchase Agreement with CAP. Under the agreement, we purchased 339,300 OP Units from CAP at $36.375 per unit, a 3% discount from the closing price of our common shares on December 19, 2005 of $37.50. The aggregate amount we paid for the OP Units was $12.3 million. The terms of the agreement were negotiated between us and CAP. These terms were determined without reference to the provisions of the partnership agreement of PREIT Associates. The transaction was approved by our Board of Trustees. The Board authorized this transaction separate and apart from our share repurchase program that was in effect from 2005 to 2007.

In connection with the Merger, we entered into a tax protection agreement with Mark E. Pasquerilla (one of our trustees) and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). If we were to sell any of the protected properties during the first five years of the protection period, we would owe the Pasquerilla Group an amount equal to the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of such payments. From the end of the first five years through the end of the tax protection period, the payments are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the sale. In 2007, we paid $8,000 to the Pasquerilla Group pursuant to this agreement.

EXECUTIVE SEPARATION | In 2006, we announced the retirement of Jonathan B. Weller, a Vice Chairman of the Company. In connection with Mr. Weller's retirement, we entered into a Separation of Employment Agreement and General Release (the "Separation Agreement") with Mr. Weller. Pursuant to the Separation Agreement, Mr. Weller also retired from our Board of Trustees and the Amended and Restated Employment Agreement by and between us and Mr. Weller dated as of January 1, 2004 was terminated. We recorded an expense of $4.0 million in connection with Mr. Weller's separation from the Company. The expense included executive separation cash payments made to Mr. Weller along with the acceleration of the deferred compensation expense associated with the unvested restricted shares and the estimated fair value of Mr. Weller's share of the 2005–2008 Outperformance Program ("OPP") (see Note 11 to our consolidated financial statements). Mr. Weller exercised his outstanding options in August 2006.

Critical Accounting Policies

Critical Accounting Policies are those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. The estimates and assumptions made by management in applying critical accounting policies have not changed materially during 2007, 2006 and 2005, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in our recording any significant adjustments relating to prior periods. We will continue to monitor the key factors underlying our estimates and judgments, but no change is currently expected. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of our accounting policies included in Note 1 to our consolidated financial statements.

Our management makes complex or subjective assumptions and judgments with respect to applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

REVENUE RECOGNITION | We derive over 95% of our revenue from tenant rent and other tenant related activities. Tenant rent includes base rent, percentage rent, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above- and below-market intangibles and straight-line rent. We record base rent on a straight-line basis, which means that the monthly base rent income according to the terms of our leases with tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, we accelerate amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenue, respectively.

Percentage rent represents rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways: either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, we do not record percentage rent until the sales threshold has been reached. Revenue for rent received from tenants prior to their due dates is deferred until the period to which the rent applies.

In addition to base rent, certain lease agreements contain provisions that require tenants to reimburse a fixed or pro rata share of real estate taxes and certain common area maintenance costs. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, our income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. Subsequent to the end of the year, we prepare a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

Lease termination fee income is recognized in the period when a termination agreement is signed and we are no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

Our other main source of revenue comes from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenue or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities collectively are included in "Management company revenue" in the consolidated statements of income.

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30–50 years
Land Improvements	15 years
Furniture/Fixtures	3–10 years
Tenant Improvements	Lease term

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on our net income. If we were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Our assessment of recoverability of certain other lease related costs must be made when we have a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by us with the properties sold.

INTANGIBLE ASSETS | We account for our property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on our estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including our expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that we record.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. Our methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimates of fair market lease rates for the comparable in-place leases, based on factors including historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal period.

We allocate purchase price to customer relationship intangibles based on our assessment of the value of such relationships and if the customer relationships associated with the acquired property provide incremental value over the Company's existing relationships.

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS | The determination to classify an asset as held for sale requires significant estimates by us about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. We must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by management as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs of such assets. We generally consider operating properties to be held for sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. If, in management's opinion, the net sales price of the assets that have been identified as held for sale is less than the net book value of the assets, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold operating real estate property is considered a discontinued operation. In addition, properties classified as held for sale are considered discontinued operations. Properties classified as discontinued operations are reclassified as such in the accompanying consolidated statement of income for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See Note 2 to our consolidated financial statements for a description of the properties included in discontinued operations. Land parcels and other portions of operating properties, non-operating real estate and investments in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS | Costs incurred in relation to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. We capitalize a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

We capitalize payments made to obtain options to acquire real property. All other related costs that are incurred before acquisition are capitalized if the acquisition of the property or of an option to acquire the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired.

We capitalize salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

ASSET IMPAIRMENT | Real estate investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property's value is considered impaired only if our estimate of the aggregate future cash flows to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by us, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact our net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

TENANT RECEIVABLES | We make estimates of the collectibility of our tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness, current economic and industry trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income, other things being equal. We maintain a 15% reserve on our straight-line rent balances.

Results of Operations

Comparison of Years Ended December 31, 2007, 2006 and 2005

OVERVIEW | Our results for the years ended December 31, 2007, 2006 and 2005 were significantly affected by ongoing redevelopment initiatives that were in various stages at several of our consolidated mall properties and one of our unconsolidated properties, and, to a lesser extent, new properties which we developed and are now operating. While we might undertake a redevelopment to maximize the long term performance of the property, in the short term, the operations and performance of the property, as measured by occupancy and net operating income, will be negatively affected. The increase in net income available to common shareholders for the year ended December 31, 2007 was largely due to the effect of our redemption of all of our outstanding preferred shares, including a decrease in dividends on preferred shares following the redemption. The results of operations for the years ended December 31, 2007, 2006 and 2005 also reflect changes due to the acquisition and disposition of real estate properties during the respective periods (including sales classified as discontinued operations). We recorded aggregate gains resulting from dispositions of $9.0 million, $6.9 million and $16.3 million in the years ended December 31, 2007, 2006 and 2005, respectively. In 2007, we disposed of Schuylkill Mall, an operating retail property, and several non-operating real estate parcels. In 2006, we disposed of one retail property. In 2005, we disposed of four industrial properties, one strip center and our partnership interest in one additional retail property. The 2006 results were affected by separation expenses associated with the retirement of a Vice Chairman of the Company in the first quarter of 2006 that did not recur in 2007, and the impact in March 2006 of $2.8 million of depreciation and amortization expense from one property that was reclassified from discontinued operations to continuing operations.

The table below sets forth certain occupancy statistics (including properties owned by partnerships in which we own a 50% interest) as of December 31, 2007, 2006, and 2005:

	Occupancy as of December 31,		
	2007	2006	2005
Retail portfolio weighted average:			
Total including anchors	91.2%	88.4%	92.6%
Excluding anchors	89.1%	87.9%	88.9%
Enclosed malls weighted average:			
Total including anchors	90.4%	87.2%	91.9%
Excluding anchors	88.1%	86.6%	87.6%
Power/strip centers weighted average	96.3%	96.9%	97.6%

The following information sets forth our results of operations for the years ended December 31, 2007, 2006 and 2005:

(in thousands of dollars)	Year Ended December 31, 2007	% Change 2006 to 2007	Year Ended December 31, 2006	% Change 2005 to 2006	Year Ended December 31, 2005
Results of operations:					
Real estate revenue	$ 459,596	1.0%	$ 454,878	6.9%	$ 425,630
Property operating expenses	(180,419)	2.7%	(175,707)	7.8%	(163,008)
Management company revenue	4,419	82.5%	2,422	10.2%	2,197
Interest and other income	2,557	27.3%	2,008	91.6%	1,048
General and administrative expenses	(42,946)	11.5%	(38,528)	8.2%	(35,615)
Executive separation	—	(100.0)%	(3,985)	—	—
Income taxes	(413)	3.8%	(398)	(33.3)%	(597)
Interest expense	(98,860)	2.6%	(96,382)	17.7%	(81,907)
Depreciation and amortization	(132,184)	7.2%	(123,302)	12.3%	(109,796)
Equity in income of partnerships	4,637	(17.1)%	5,595	(25.1)%	7,474
Gains on sales of interests in real estate	579	—	—	(100.0)%	5,886
Gains on sales of non-operating real estate	1,731	(68.5)%	5,495	21.4%	4,525
Minority interest	(1,414)	(58.0)%	(3,367)	(46.9)%	(6,346)
Income from continuing operations	17,283	(39.8)%	28,729	(41.6)%	49,191
Income (loss) from discontinued operations	5,878	930.2%	(708)	(108.4)%	8,438
Net income	**$ 23,161**	**(17.3)%**	**$ 28,021**	**(51.4)%**	**$ 57,629**

The amounts reflected as income from continuing operations in the table above reflect our consolidated properties, with the exception of properties that are classified as discontinued operations. Our unconsolidated partnerships are presented under the equity method of accounting in the line item "Equity in income of partnerships."

REAL ESTATE REVENUE | Real estate revenue increased by $4.7 million, or 1%, in 2007 as compared to 2006. Real estate revenue from properties that were owned by us prior to January 1, 2006 increased by $4.2 million, primarily due to increases of $4.5 million in expense reimbursements and $3.4 million in base rent, which is comprised of minimum rent, straight line rent and rent from tenants that pay a percentage of sales in lieu of minimum rent, partially offset by decreases of $1.6 million in other revenue, $1.2 million in lease termination revenue and $0.9 million in percentage rent. Of the increase in real estate revenue, $0.5 million is attributable to properties under development during 2006 that are now placed in service.

Base rent increased primarily due to a $4.8 million increase in rental rates and increased occupancy at recently completed redevelopment projects. These increases were partially offset by decreases in base rent at Voorhees Town Center, Moorestown Mall and Plymouth Meeting Mall, three of our current redevelopment properties, which had decreases of $1.2 million, $0.7 million and $0.6 million, respectively, as aggregate in-line occupied square feet at these three properties decreased by 9% as of December 31, 2007 as compared to December 31, 2006. Base rent increased by $1.1 million at our remaining properties due to increases of $0.7 million in specialty leasing revenue, $0.6 million in percentage of sales rent in lieu of minimum rent and $0.3 million in above/below market rent amortization, partially offset by a $0.5 million decrease in straight line rent. Percentage rent was lower during 2007 as compared to 2006 primarily due to $0.5 million less in percentage rent from two tenants.

Expense reimbursements increased by $4.5 million in 2007 as compared to 2006 due in large part to higher reimbursable expenses, as discussed below under Property Operating Expenses. In 2007, we received higher expense reimbursements from tenants at recently completed redevelopment properties as occupancy levels increased. At many of our other malls, we continued to see a lower proportion of expenses that were recovered during 2007. Our properties are experiencing a trend towards more gross leases (leases that provide that tenants pay a higher base rent amount in lieu of contributing toward common area maintenance costs and real estate taxes) as well as more leases that provide rent on the basis of a percentage of sales in lieu of minimum rent, and they are experiencing rental concessions made to tenants affected by the redevelopment activities. We expect the lower recovery rates at the redevelopment properties to improve as construction is completed, tenants take occupancy and our leasing leverage improves.

Other revenue decreased by $1.6 million in 2007 compared to 2006, including a $0.6 million decrease in marketing revenue, a $0.3 million decrease in gift card revenue and a $0.3 million decrease in corporate sponsorship revenue. The decrease in marketing revenue was offset by a corresponding $0.6 million decrease in marketing expense, as discussed below under Property Operating Expenses. Other revenue decreased an additional $0.2 million due to a bankruptcy court distribution received from one tenant during 2006 that did not recur in 2007. Lease termination revenue decreased in 2007 to $1.6 million, primarily due to $1.2 million received from two tenants during 2006.

Real estate revenue increased by $29.2 million, or 7%, in 2006 as compared to 2005 primarily due to an increase of $26.0 million from properties acquired in 2005, including increased revenue from Woodland Mall ($23.7 million), Gadsden Mall ($1.3 million), and Cumberland Mall ($1.0 million). Real estate revenue from properties that were owned by us prior to January 1, 2005 increased by $3.2 million, primarily due to increases of $2.4 million in base rent, $0.9 million in lease termination revenue and $1.8 million in other revenue, partially offset by a $1.4 million decrease in expense reimbursements and a $0.5 million decrease in percentage rent.

Base rent at Voorhees Town Center (formerly Echelon Mall), one of our redevelopment properties, decreased by $1.6 million in 2006 as compared to 2005, as in-line occupancy decreased and more tenants were converted from fixed rent to percentage of sales rent in order to maintain occupancy during the redevelopment period. Base rent was also affected by the May 2005 sale of the Home Depot parcel at Northeast Tower Center, resulting in real estate revenue that was $0.4 million lower in 2006 as compared to 2005. Base rent at the remaining properties owned by us prior to January 1, 2005 increased by $4.4 million, or 2%. This increase is primarily due to higher average base rent, partially offset by lower occupancy.

Lease termination revenue increased in 2006 to $2.8 million, primarily due to $1.2 million received from two tenants. Other revenue increased primarily due to the conversion of eight mall merchants associations to marketing funds effective January 1, 2006. These conversions resulted in increased marketing revenue of $1.7 million compared to 2005. This increased marketing revenue was partially offset by a $1.5 million increase in marketing expenses, which are included in property operating expenses.

In 2006, we received lower expense reimbursements at many of our malls. While this trend was not limited to the redevelopment properties, the recovery rates at these properties were lower than at our other malls. Percentage rent was lower during 2006 as compared to 2005 primarily due to $0.2 million less in percentage rent collected from one tenant and $0.1 million of percentage rent revenue included in 2005 as a result of sales audits which did not recur in 2006.

MANAGEMENT COMPANY REVENUE | Management company revenue increased by $2.0 million, or 82%, in 2007 as compared to 2006. This increase was primarily due to a $1.5 million one time payment received in connection with a participation agreement with Swansea Mall in Swansea, Massachusetts which we had managed for a third party. Also, we recorded $0.4 million in development fees related to the Valley View transaction. These increases were offset by a $0.1 million decrease in commission revenue.

PROPERTY OPERATING EXPENSES | Property operating expenses increased by $4.7 million, or 3%, in 2007 as compared to 2006. Property operating expenses from properties that were owned by us prior to January 1, 2006 increased by $4.6 million, primarily due to a $4.2 million increase in common area maintenance expense, a $1.5 million increase in real estate tax expense and a $1.5 million increase in utility expense. These increases were partially offset by a $2.6 million decrease in other operating expenses. Of the increase in property operating expenses, $0.1 million is attributable to properties under development during 2006 that are now classified as placed in service.

Common area maintenance expenses increased by $4.2 million, or 5%, in 2007 as compared to 2006, primarily due to increases of $1.7 million in snow removal expense, $1.1 million in loss prevention expense and $0.7 million in insurance expense. Snowfall amounts at our properties increased in 2007 as compared to 2006, particularly at our properties located in Pennsylvania and New Jersey. Loss prevention expense increased due to stipulated annual contractual increases and an increase in security levels at some of our properties. Real estate tax expense increased by $1.5 million, including a $0.6 million increase resulting from property value reassessments at three of our recently completed redevelopment properties. Utility expense increased by $1.5 million due to an increase in energy consumption at some of our properties as a result of colder temperatures. Other property operating expenses decreased by $2.6 million, including a $0.6 million decrease in marketing expenses, offsetting the $0.6 million decrease in marketing revenue, as discussed above under Real Estate Revenue. Other property operating expenses were also affected by a $0.6 million decrease in bad debt expense, a $0.5 million decrease in recoverable tenant service expense (which offset a $0.5 million decrease in recoverable tenant service revenue) and a $0.2 million decrease in gift card expense.

Property operating expenses increased by $12.7 million, or 8%, in 2006 as compared to 2005, primarily due to an increase of $10.3 million from properties acquired, including increased operating expenses at Woodland Mall ($9.2 million), Gadsden Mall ($0.6 million) and Cumberland Mall ($0.5 million). Property operating expenses for properties that we owned prior to January 1, 2005 increased by $2.4 million, or 2%, primarily due to a $1.4 million increase in common area maintenance expense, a $0.5 million increase in real estate tax expense and a $1.1 million increase in other operating expenses. These increases were offset by a $0.6 million decrease in utility expense, primarily due to overall milder weather in the areas where our properties are located in 2006 as compared to 2005. The increase in other operating expenses resulted primarily from a $1.5 million increase in marketing expenses at eight malls where the merchants associations were converted to marketing funds (corollary to the $1.7 million marketing revenue increase referenced above). The higher marketing expenses at these eight malls were partially offset by lower marketing expenses at our remaining malls.

OTHER EXPENSES | General and administrative expenses increased by $4.4 million, or 11%, in 2007 as compared to 2006. This increase was due to a $3.4 million increase in compensation expense related to increased salaries and incentive compensation charges and a $1.2 million increase in abandoned project costs. These increases were offset by a $0.2 million decrease in other miscellaneous expenses.

General and administrative expenses increased by $2.9 million, or 8%, in 2006 as compared to 2005. This increase was due to a $3.3 million increase in corporate payroll expense related to increased salaries and incentive compensation charges. This was offset by a $0.2 million decrease in travel and entertainment expenses and a $0.2 million decrease in professional fees.

EXECUTIVE SEPARATION | Executive separation expense in 2006 represented a $4.0 million expense related to separation costs associated with the retirement of one of the Company's Vice Chairmen.

INTEREST EXPENSE | Interest expense increased by $2.5 million, or 3%, in 2007 compared to 2006. Contributing to this increase was a $2.5 million increase related to the refinancing of The Mall at Prince Georges and a $1.3 million increase in interest expense due to increased average borrowings under the Credit Facility and the issuance of senior exchangeable notes (a weighted average balance of $437.5 million in 2007 as compared to $282.6 million in 2006). These amounts were partially offset by a $1.3 million decrease in interest paid on mortgage loans outstanding during 2007 and 2006 due to principal amortization.

Interest expense increased by $14.5 million, or 18%, in 2006 as compared to 2005. This increase was due to an $18.0 million increase primarily related to corporate note, mortgage loan and Credit Facility interest associated with the financing of the acquisitions of Woodland Mall and Gadsden Mall, as well as higher interest rates under the Credit Facility. The increase was also due to an increase of $0.1 million related to the assumption of mortgage debt in connection with the acquisition of Cumberland Mall in February 2005. These increases in interest expense were partially offset by a decrease of $2.5 million in interest incurred as a result of the refinancing of the mortgages on Cherry Hill Mall, Valley Mall, Magnolia Mall and Willow Grove Park (2005 interest expense also included a $0.8 million prepayment penalty related to the refinancing of the mortgage loan on Magnolia Mall in the third quarter of 2005), a $0.3 million decrease resulting from the reduction in mortgage debt in connection with the sale of, and satisfaction of our mortgage obligations at, the Home Depot parcel at Northeast Tower Center and a $0.8 million decrease in interest paid on mortgage loans that were outstanding during 2006 and 2005 due to principal and debt premium amortization.

DEPRECIATION AND AMORTIZATION | Depreciation and amortization expense increased by $8.9 million, or 7%, in 2007 as compared to 2006. This increase was primarily due to a higher asset base resulting from capital improvements at our properties, particularly at properties where we have recently completed redevelopments.

Depreciation and amortization expense increased by $13.5 million, or 12%, in 2006 as compared to 2005, primarily due to $7.6 million related to newly acquired properties. Depreciation and amortization expense from properties that we owned prior to January 1, 2005 increased by $5.9 million, primarily due to a higher asset base resulting from capital improvements at those properties.

GAINS ON SALES OF INTERESTS IN REAL ESTATE | Gains on sales of interests in real estate were $0.6 million for 2007 due to the sale of an outparcel and related land improvements containing an operating restaurant at New River Valley Mall in May 2007.

There were no gains on sales of interests in real estate in 2006.

Gains on sales of interests in real estate were $5.6 million in 2005, including a $5.0 million gain from the sale of our interest in Laurel Mall and a $0.6 million gain from the sale of the Home Depot parcel located at the Northeast Tower Center.

GAINS ON SALES OF NON-OPERATING REAL ESTATE | Gains on sales of non-operating real estate were $1.7 million for 2007 due to a $1.5 million gain on the sale of a parcel and related land improvements at Plaza at Magnolia in May 2007 and a $0.2 million gain on the sale of land adjacent to Wiregrass Commons in August 2007. The results of operations for 2006 include a $4.7 million gain from the sale of an undeveloped land parcel in connection with the redevelopment of Voorhees Town Center and a $0.4 million gain resulting from the sales of three land parcels at the Plaza at Magnolia. The results of operations for 2005 include a $4.5 million gain resulting from the sale of our interest in the Christiana Power Center Phase II project.

DISCONTINUED OPERATIONS | We have presented as discontinued operations the operating results of (i) Schuylkill Mall, (ii) South Blanding Village (a strip center in Jacksonville, Florida), (iii) Festival at Exton (a strip center in Exton, Pennsylvania), and (iv) the Industrial Properties.

Property operating results, gains on sales of discontinued operations and related minority interest for the properties in discontinued operations for the periods presented were as follows:

	For the Year Ended December 31,		
(in thousands of dollars)	2007	2006	2005
Property operating results of:			
Schuylkill Mall	$ (97)	$ (2,654)	$ 1,030
South Blanding Village	(5)	240	456
Festival at Exton	(28)	(57)	1,606
Industrial Properties	—	—	232
Other properties	—	270	14
Operating results from discontinued operations	(130)	(2,201)	3,338
Gains on sales of discontinued operations	6,699	1,414	6,158
Minority interest	(691)	79	(1,058)
Income (loss) from discontinued operations	**$ 5,878**	**$ (708)**	**$ 8,438**

GAINS ON SALES OF DISCONTINUED OPERATIONS | Gains on sales of discontinued operations were $6.7 million for 2007 due to the sale of Schuylkill Mall. Gains on sales of discontinued operations were $1.4 million for 2006 due to the sale of South Blanding Village. Gains on sales of discontinued operations were $6.2 million for 2005 due to the sale of the Industrial Properties and Festival at Exton.

Net Operating Income

Net operating income (a non-GAAP measure) is derived from real estate revenue (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity; nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that net income is the most directly comparable GAAP measurement to net operating income. We believe that net operating income is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time.

Net operating income excludes management company revenue, interest income, general and administrative expenses, interest expense, depreciation and amortization, gains on sales of interests in real estate and gains or sales of non-operating real estate.

The following table presents net operating income results for the years ended December 31, 2007 and 2006. The results are presented using the "proportionate-consolidation method" (a non-GAAP measure), which presents our share of the results of our partnership investments. Under GAAP, we account for our partnership investments under the equity method of accounting. Property operating results for retail properties that we owned for the full periods presented ("Same Store") exclude properties acquired or disposed of during the periods presented:

(in thousands of dollars)	For the Year Ended December 31, 2007 Real Estate Revenue	Property Operating Expenses	Net Operating Income	For the Year Ended December 31, 2006 Real Estate Revenue	Property Operating Expenses	Net Operating Income
Same Store	$ 493,915	$ (191,308)	$ 302,607	$ 488,382	$ (185,526)	$ 302,856
Non Same Store	1,813	(1,014)	799	6,524	(3,636)	2,888
Total	**$ 495,728**	**$ (192,322)**	**$ 303,406**	**$ 494,906**	**$ (189,162)**	**$ 305,744**

	% Change 2007 vs. 2006 Retail Same Store	Total
Real estate revenue	1.1%	0.2 %
Property operating expenses	3.1%	1.7 %
Net operating income	—%	(0.8)%

Primarily because of the items discussed above under "Real Estate Revenue" and "Property Operating Expenses," total net operating income decreased by $2.3 million in 2007 compared to 2006, and Same Store net operating income decreased by $0.2 million in 2007 compared to 2006. Non Same Store net operating income decreased by $2.1 million.

The following information is provided to reconcile net income to net operating income:

(in thousands of dollars)	For the Year Ended December 31, 2007	2006
Adjustments:		
Net income	$ 23,161	$ 28,021
Depreciation and amortization		
Wholly owned and consolidated partnerships	132,184	123,302
Unconsolidated partnerships	7,130	7,017
Discontinued operations	215	3,871
Interest expense		
Wholly owned and consolidated partnerships	98,860	96,382
Unconsolidated partnerships	12,241	11,223
Discontinued operations	136	1,068
Minority interest	2,105	3,288
Gains on sales of interests in real estate	(579)	—
Gains on sales of non-operating real estate	(1,731)	(5,495)
Gains on sales of discontinued operations	(6,699)	(1,414)
Other expenses	43,359	38,926
Executive separation	—	3,985
Management company revenue	(4,419)	(2,422)
Interest and other income	(2,557)	(2,008)
Property net operating income	**$ 303,406**	**$ 305,744**

Funds from Operations

The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations, which is a non-GAAP measure, as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with GAAP); plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. We compute Funds From Operations by taking the amount determined pursuant to the NAREIT definition and subtracting dividends on preferred shares ("FFO"). FFO includes the effect of the Company's redemption of all of its 11% non-convertible Senior Preferred Shares in July 2007.

Funds From Operations is a commonly used measure of operating performance and profitability in the real estate industry, and we use FFO and FFO per diluted share and OP Unit as supplemental non-GAAP measures to compare our Company's performance for different periods to that of our industry peers. Similarly, FFO per diluted share and OP Unit is a measure that is useful because it reflects the dilutive impact of outstanding convertible securities. In addition, we use FFO and FFO per diluted share and OP Unit as one of the performance measures for determining bonus amounts earned under certain of our performance-based executive compensation programs. We compute Funds From Operations in accordance with standards established by NAREIT, less dividends on preferred shares, which may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO does not include gains and losses on sales of operating real estate assets, which are included in the determination of net income in accordance with GAAP. Accordingly, FFO is not a comprehensive measure of our operating cash flows. In addition, since FFO does not include depreciation on real estate assets, FFO may not be a useful performance measure when comparing our operating performance to that of other non-real estate commercial enterprises. We compensate for these limitations by using FFO in conjunction with other GAAP financial performance measures, such as net income and net cash provided by operating activities, and other non-GAAP financial performance measures, such as net operating income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions.

We believe that net income is the most directly comparable GAAP measurement to FFO. We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring items that are considered extraordinary under GAAP, gains on sales of operating real estate and depreciation and amortization of real estate.

FFO was $160.7 million for the year ended December 31, 2007, an increase of $12.4 million, or 8%, compared to $148.3 million for 2006. FFO increased primarily due to the redemption of our outstanding preferred shares. FFO per share increased $0.28 per share to $3.90 per share for the year ended December 31, 2007, compared to $3.62 per share for the year ended December 31, 2006.

The shares used to calculate both FFO per basic share and FFO per diluted share include common shares and OP Units not held by us. FFO per diluted share also includes the effect of common share equivalents.

The following information is provided to reconcile net income to FFO, and to show the items included in our FFO for the periods indicated:

(in thousands of dollars)	For the Year Ended December 31, 2007	Per share (including OP Units)	For the Year Ended December 31, 2006	Per share (including OP Units)
Net income	$ 23,161	$ 0.56	$ 28,021	$ 0.68
Adjustments:				
Minority interest	2,105	0.05	3,288	0.08
Dividends on preferred shares	(7,941)	(0.19)	(13,613)	(0.33)
Redemption of preferred shares	13,347	0.32	—	—
Gains on sales of discontinued operations	(6,699)	(0.16)	(1,414)	(0.03)
Gains on sales of interests in real estate	(579)	(0.01)	—	—
Depreciation and amortization:		—		—
Wholly owned and consolidated partnerships[1]	129,924	3.15	121,090	2.96
Unconsolidated partnerships[1]	7,130	0.17	7,017	0.17
Discontinued operations[1]	215	0.01	3,871	0.09
Funds from operations[2]	**$ 160,663**	**$ 3.90**	**$ 148,260**	**$ 3.62**
Weighted average number of shares outstanding	37,577		36,256	
Weighted average effect of full conversion of OP Units	3,308		4,083	
Effect of common share equivalents	325		599	
Total weighted average shares outstanding, including OP Units	**41,210**		**40,938**	

(1) Excludes depreciation of non-real estate assets, amortization of deferred financing costs and discontinued operations.
(2) Includes the non-cash effect of straight-line rent of $2.5 million and $2.9 million for the twelve months ended December 31, 2007 and 2006, respectively.

Liquidity and Capital Resources

CAPITAL RESOURCES | We expect to meet our short-term liquidity requirements, including distributions to shareholders, recurring capital expenditures, tenant improvements and leasing commissions, but excluding development and redevelopment projects, generally through our available working capital and net cash provided by operations. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The aggregate distributions made to common shareholders and OP Unitholders in 2007 were $94.1 million. The following are some of the factors that could affect our cash flows and require the funding of future distributions, capital expenditures, tenant improvements or leasing commissions with sources other than operating cash flows:

- adverse changes in general, local or retail industry economic, financial, credit market or competitive conditions, leading to a reduction in real estate revenue or cash flows or an increase in expenses;
- inability to achieve targets for, or decreases in, property occupancy and rental rates, or higher costs or delays in completion of our development and redevelopment projects, resulting in lower real estate revenue and operating income;
- deterioration in our tenants' business operations and financial stability, including tenant bankruptcies and leasing delays or terminations, causing declines in rent and cash flows;
- increases in interest rates resulting in higher borrowing costs; and
- increases in operating costs that cannot be passed on to tenants, resulting in reduced operating income and cash flows.

For 2008, we expect to spend an additional $256.5 million on previously disclosed development and redevelopment projects and new business initiatives. We anticipate funding these capital requirements with additional borrowings under our Credit Facility, which as of December 31, 2007 had $153.3 million of available borrowing capacity, and from other sources as described below.

We expect to meet certain of our current obligations to fund existing development and redevelopment projects and certain long-term capital requirements, including future development and redevelopment projects, property and portfolio acquisitions, expenses associated with acquisitions, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements, through various capital sources, including secured or unsecured indebtedness.

Consistent with our stated capital strategy, we might seek to place long-term fixed rate debt on our stabilized properties when conditions are favorable for such financings. We also expect to raise capital through selective sales of assets and the issuance of additional equity securities, when warranted. Furthermore, we might seek to satisfy our long-term capital requirements through the formation of joint ventures with institutional partners, private equity investors or other REITs.

In general, when the credit markets are tight, as they are now, we might encounter resistance from lenders when we seek financing or refinancing for properties or proposed acquisitions. In addition, the following are some of the potential impediments to accessing additional funds under the Credit Facility:

- constraining leverage, interest coverage and tangible net worth covenants under the Credit Facility;
- increased interest rates affecting coverage ratios; and
- reduction in our consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) affecting coverage ratios.

We expect that our use of debt to fund investments in current redevelopment and development projects will peak in the second half of 2008 or the first half of 2009, ahead of the time that such redevelopment and development assets will generate significant cash flows. Additional debt could lead to debt ratios that approach or exceed the ratios permitted by our Credit Facility. We are pursuing several alternatives that would enable us to avoid exceeding the permitted debt ratios, including refinancing our $400.0 million, 15 property REMIC, which becomes prepayable without penalty in July 2008, and encumbering or disposing of certain properties currently in the REMIC; deferring selected capital expenditures; revising the terms of the Credit Facility debt covenants; issuing equity; or a combination of some or all of these alternatives. We also have the option not to prepay the REMIC when it first becomes prepayable in July 2008. If not prepaid, the interest rate from and after September 10, 2008 will be equal to the greater of (i) 10.43% per annum, or (ii) the Treasury Rate, as defined therein, plus 3.0% per annum. The current interest rate is 7.43%. We would continue to have the ability to prepay the REMIC without penalty prior to its maturity in 2025.

In December 2003, we announced that the SEC had declared effective a $500.0 million universal shelf registration statement. We may use the shelf registration to offer and sell common shares of beneficial interest, preferred shares and various types of debt securities, among other types of securities, to the public. However, we may be unable to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to us, if at all.

This "Liquidity and Capital Resources" section contains certain "forward-looking statements" that relate to expectations and projections that are not historical facts. These forward-looking statements reflect our current views about our future liquidity and capital resources, and are subject to risks and uncertainties that might cause our actual liquidity and capital resources to differ materially from the forward-looking statements. Additional factors that might affect our liquidity and capital resources include those discussed in the section entitled "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2007. We do not intend to update or revise any forward-looking statements about our liquidity and capital resources to reflect new information, future events or otherwise.

CREDIT FACILITY | In January 2005, March 2006 and February 2007, we amended our Credit Facility. Amounts borrowed bear interest at a rate between 0.95% and 1.40% per annum over LIBOR based on our leverage. In determining our leverage under the amended terms, the capitalization rate used to calculate Gross Asset Value is 7.50%. The availability of funds under the Credit Facility is subject to our compliance with financial and other covenants and agreements, some of which are described below. The amended Credit Facility has a term that expires in January 2009, with an additional 14 month extension option provided that there is no event of default at that time. As of December 31, 2007 and 2006, $330.0 million and $332.0 million, respectively, were outstanding under the Credit Facility. In addition, we pledged $16.7 million under the Credit Facility as collateral for letters of credit at December 31, 2007. The unused portion of the Credit Facility that was available to us was $153.3 million as of December 31, 2007. The weighted average effective interest rate based on amounts borrowed was 6.34%, 6.50% and 4.83% for the years ended December 31, 2007, 2006, and 2005, respectively. The weighted average interest rate on outstanding Credit Facility borrowings at December 31, 2007 was 6.29%.

We must repay the entire principal amount outstanding under the Credit Facility at the end of its term. We may prepay any revolving loan at any time without premium or penalty. Accrued and unpaid interest on the outstanding principal amount under the Credit Facility is payable monthly, and any unpaid amount is payable at the end of the term. The Credit Facility has a facility fee of 0.15% to 0.20% per annum of the total commitments, depending on leverage and without regard to usage. The Credit Facility contains some lender yield protection provisions related to LIBOR loans. We and certain of our subsidiaries are guarantors of the obligations arising under the Credit Facility.

As amended, the Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that we maintain, on a consolidated basis (all capitalized terms used in this paragraph have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.70:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.40:1 for periods ending on or before December 31, 2008, after which time the ratio will be 1.50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 20.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (7) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.0975:1 for periods ending on or before December 31, 2008, after which time the ratio will be 0.1025:1. As of December 31, 2007, the Company was in compliance with all of these debt covenants.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all of our obligations in connection with the Credit Facility immediately due and payable, and the commitments of the lenders to make further loans under the Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PREIT Associates, PRI or any material subsidiary, all outstanding amounts will automatically become immediately due and payable and the commitments of the lenders to make further loans will automatically terminate.

EXCHANGEABLE SENIOR NOTES | In May 2007, we, through PREIT Associates, completed the sale of $287.5 million aggregate principal amount of exchangeable senior notes due 2012. The net proceeds from the offering of $281.0 million were used for the repayment of indebtedness under our Credit Facility, the cost of the related capped call transactions, and for other general corporate purposes. The notes are general unsecured senior obligations of PREIT Associates and rank equally in right of payment with all other senior unsecured indebtedness of PREIT Associates. Interest payments are due on June 1 and December 1 of each year, began on December 1, 2007, and will continue until the maturity date of June 1, 2012. PREIT Associates' obligations under the notes are fully and unconditionally guaranteed by the Company.

The notes bear interest at 4.00% per annum and contain an exchange settlement feature. Pursuant to this feature, upon surrender of the notes for exchange, the notes will be exchangeable for cash equal to the principal amount of the notes and, with respect to any excess exchange value above the principal amount of the notes, at our option, for cash, common shares of the Company or a combination of cash and common shares at an initial exchange rate of 18.303 shares per $1,000 principal amount of notes, or $54.64 per share. The notes will be exchangeable only under certain circumstances.

Prior to maturity, PREIT Associates may not redeem the notes except to preserve our status as a real estate investment trust. If we undergo certain change of control transactions at any time prior to maturity, holders of the notes may require PREIT Associates to repurchase their notes in whole or in part for cash equal to 100% of the principal amount of the notes to be repurchased plus unpaid interest, if any, accrued to the repurchase date, and there is a mechanism for the holders to receive any excess exchange value. In connection with the offering of the notes, we and PREIT Associates entered into capped call transactions with affiliates of the initial purchasers of the notes. These agreements effectively increase the exchange price of the notes to $63.74 per share. The cost of these agreements of $12.6 million was recorded in the shareholders' equity section of our balance sheet.

FINANCING ACTIVITY | In May 2007, we entered into a $150.0 million interest-only first mortgage loan that is secured by The Mall at Prince Georges in Hyattsville, Maryland. The mortgage loan has an interest rate of 5.513% with a maturity date of June 1, 2017. Proceeds of the mortgage loan were used to reduce our borrowings under the Credit Facility. We repaid the previous mortgage on The Mall at Prince Georges of $40.2 million in March 2007 using funds borrowed from our Credit Facility and available working capital.

In January 2008, we completed a $55.0 million supplemental financing of Cherry Hill Mall in Cherry Hill, New Jersey. The loan has a fixed interest rate of 5.51% and will mature in October 2012. The maturity date coincides with that of the existing first mortgage on the property, which was put in place in September 2005. The first 24 payments of the new loan will be interest only, followed by principal and interest payments calculated based on a 360-month amortization schedule. The proceeds were used to pay down a portion of our revolving Credit Facility and for general corporate purposes.

The following table sets forth a summary of significant mortgage, corporate note, Credit Facility and Exchangeable Notes activity for the year ended December 31, 2007:

(in thousands of dollars)	Mortgage Notes Payable	Corporate Notes Payable	Credit Facility	Exchangeable Notes	Total
Balance at January 1, 2007	$ 1,572,908	$ 1,148	$ 332,000	$ —	$ 1,906,056
Issued Exchangeable Notes	—	—	(281,000)	287,500	6,500
The Mall at Prince Georges mortgage financing	150,000	—	(143,000)	—	7,000
Preferred Shares redemption	—	—	131,800	—	131,800
Schuylkill Mall mortgage repayment	(16,461)	—	—	—	(16,461)
The Mall at Prince Georges mortgage repayment	(40,202)	—	40,202	—	—
Principal amortization	(23,123)	—	—	—	(23,123)
Capital expenditures and other uses	—	—	249,998	—	249,998
Corporate Notes repayment	—	(1,148)	—	—	(1,148)
Balance at December 31, 2007	**$ 1,643,122**	**$ —**	**$ 330,000**	**$ 287,500**	**$ 2,260,622**

DERIVATIVES | As of December 31, 2007, we had 13 forward-starting interest rate swap agreements that have a blended 10-year swap rate of 5.3562% on a notional amount of $400.0 million settling no later than December 10, 2008 with an unrealized loss of $9.3 million.

As of December 31, 2006, we had 16 forward-starting interest rate swap agreements. In March 2007, we settled three swaps. The settled swaps had a value of $4.3 million as of December 31, 2006 and at the cash settlement date, we received $4.1 million in cash and recorded an unrealized loss of $0.2 million to "Other Accumulated Comprehensive Income." The swaps were settled in anticipation of our issuance of long term debt. Amortization of the settlement amount commenced upon the issuance of such debt and is being recorded as a decrease in interest expense over the term of the new long term debt.

A forward starting swap is an agreement that effectively hedges future base rates on debt for an established period of time. We entered into these swap agreements in order to hedge the expected interest payments associated with a portion of our anticipated future issuances of long term debt. We assessed the effectiveness of these swaps as hedges at inception and on December 31, 2007, and consider these swaps to be highly effective cash flow hedges under SFAS No. 133 (See Note 5 to our consolidated financial statements).

REMIC | In connection with the Merger, we assumed from Crown approximately $443.8 million of a real estate mortgage investment conduit ("REMIC") that has a final maturity date of September 10, 2025 and is secured by a portfolio of 15 properties at an interest rate of 7.43% per annum. This rate remains in effect until September 10, 2008. The loan can be prepaid without penalty beginning in July 2008. If not prepaid, the interest rate from and after September 10, 2008 will be equal to the greater of (i) 10.43% per annum, or (ii) the Treasury Rate, as defined therein, plus 3.0% per annum. The mortgage loan had a balance of $407.9 million as of December 31, 2007.

MORTGAGE NOTES | Mortgage notes payable, which are secured by 30 of our consolidated properties, are due in installments over various terms extending to the year 2017, with fixed interest at rates ranging from 4.95% to 7.61% and a weighted average interest rate of 6.21% at December 31, 2007. Mortgage notes payable for properties classified as discontinued operations are accounted for in "Liabilities related to assets held for sale" on the consolidated balance sheets. Mortgage notes payable for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" on the consolidated balance sheets. The following table outlines the timing of principal payments related to our mortgage notes as of December 31, 2007.

	Payments by Period				
(in thousands of dollars)	Total	2008	2009–2010	2011–2012	Thereafter
Principal payments	$ 112,626	$ 22,313	$ 30,085	$ 31,206	$ 29,022
Balloon payments	1,530,496	505,564	50,009	306,634	668,289
Total	**$ 1,643,122**	**$ 527,877**	**$ 80,094**	**$ 337,840**	**$ 697,311**

The amount outstanding under the REMIC is included in the "2008" column.

CONTRACTUAL OBLIGATIONS | The following table presents our aggregate contractual obligations as of December 31, 2007 for the periods presented:

(in thousands of dollars)	Total	2008	2009–2010	2011–2012	Thereafter
Mortgages(1)	$ 1,643,122	$ 527,877	$ 80,094	$ 337,840	$ 697,311
Interest on mortgages(1)	435,772	93,255	121,696	107,616	113,205
Exchangeable notes	287,500	—	—	287,500	—
Credit Facility(2)	330,000	—	330,000	—	—
Capital leases(3)	340	166	174	—	—
Operating leases	12,753	2,688	4,645	3,322	2,098
Ground leases	61,073	1,072	2,176	2,041	55,784
Development and redevelopment commitments(4)	121,596	101,596	20,000	—	—
Other long-term liabilities(5)	2,911	2,911	—	—	—
Total	**$ 2,895,067**	**$ 729,565**	**$ 558,785**	**$ 738,319**	**$ 868,398**

(1) Amounts do not include the $55.0 million supplemental financing on Cherry Hill Mall completed in January 2008.

(2) The Credit Facility has a term that expires in January 2009, and we have an option to extend the term for an additional 14 months, provided that there is no event of default at that time.

(3) Includes interest.

(4) The timing of the payments of these amounts is uncertain. We estimate that such payments will be made in the upcoming year, but situations could arise at these development and redevelopment projects that could delay the settlement of these obligations.

(5) Represents long-term incentive compensation.

PREFERRED SHARES | On July 31, 2007, we redeemed all of our 11% non-convertible senior preferred shares for $129.9 million, or $52.50 per preferred share, plus accrued and unpaid dividends to the redemption date of $1.9 million. The preferred shares were issued in November 2003 in connection with the Merger with Crown, and were initially recorded at $57.90 per preferred share, the fair value based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the Merger were substantially complete. In order to finance the redemption, we borrowed $131.8 million under our Credit Facility. As a result of the redemption, the $13.3 million excess of the carrying amount of the preferred shares, net of expenses, over the redemption price is included in "Income Available to Common Shareholders."

SHARE REPURCHASE PROGRAMS | In December 2007, our Board of Trustees authorized a program to repurchase up to $100.0 million of our common shares through solicited or unsolicited transactions in the open market or privately negotiated or other transactions from January 1, 2008 through December 31, 2009. Previously, in October 2005, our Board of Trustees had authorized a program to repurchase up to $100.0 million of our common shares. That program expired by its terms on December 31, 2007. We may fund repurchases under the program from multiple sources, including up to $50.0 million from our Credit Facility. We are not required to repurchase any shares under the program. The dollar amount of shares that may be repurchased or the timing of such transactions is dependent on the prevailing price of our common shares and market conditions, among other factors. The program will be in effect until the end of 2009, subject to the authority of our Board of Trustees to terminate the program earlier.

In 2007, we repurchased 152,500 shares at an average price of $35.67, or an aggregate purchase price of $5.4 million. The cumulative amount of shares repurchased from the inception of our prior repurchase program to December 31, 2007 was 371,200 shares, at an average price of $37.15, or an aggregate purchase price of $13.8 million.

Cash Flows

Net cash provided by operating activities totaled $149.5 million for the year ended December 31, 2007, $164.4 million for the year ended December 31, 2006, and $130.2 million for the year ended December 31, 2005. Cash provided by operating activities in 2007 was $14.9 million lower than in 2006. This decrease was primarily due to changes in working capital, primarily due to a decrease in accrued expenses and other liabilities and an increase in tenant receivables.

Cash flows used in investing activities were $242.4 million in 2007, compared to $187.7 million in 2006, and $326.4 million in 2005. Investing activities in 2007 reflect investment in construction in progress of $213.8 million and real estate improvements of $32.5 million, both of which primarily relate to our development and redevelopment activities. Investing activities in 2007 also include $32.3 million in proceeds from the sale of Schuylkill Mall and land parcels at Magnolia Mall, New River Valley Mall and Wiregrass Commons Mall. Investing activities in 2006 include $60.9 million in real estate acquisitions relating to the acquisitions of three former Strawbridge's department stores at Cherry Hill Mall, Willow Grove Park and The Gallery at Market East. Investment activities in 2006 also reflect real estate improvements of $35.5 million and investment in construction in progress of $154.1 million, both of which primarily relate to our development and redevelopment activities.

Cash flows provided by financing activities were $105.0 million in 2007, compared to $16.3 million in 2006 and to $179.0 million in 2005. Cash provided by financing activities for 2007 were primarily affected by $281.0 million raised through the sale of exchangeable senior notes and $150.0 million of proceeds from the mortgage loan on The Mall at Prince Georges. Portions of these cash flows were applied toward dividends and distributions of $102.7 million, mortgage note repayments of $56.7 million, purchase of capped call agreements of $12.6 million in connection with the exchangeable senior notes, and principal installments on mortgage notes payable of $23.1 million. We also used $130.0 million to redeem all of our 11% non-convertible senior preferred shares excluding paid and accrued dividends.

Cash flows generated from discontinued operations have been included within the three reporting categories above.

Commitments

At December 31, 2007, we had $121.6 million of contractual obligations to complete current development and redevelopment projects. Total expected costs for the particular projects with such commitments are $361.3 million. We expect to finance these amounts through borrowings under the Credit Facility or through various other capital sources. See "—Liquidity and Capital Resources—Capital Resources."

Contingent Liabilities

We are aware of certain environmental matters at some of our properties, including ground water contamination and the presence of asbestos containing materials. We have, in the past, performed remediation of such environmental matters, and we are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We have insurance coverage for certain environmental claims up to $5.0 million per occurrence and up to $5.0 million in the aggregate.

Competition and Tenant Credit Risk

Competition in the retail real estate industry is intense. We compete with other public and private retail real estate companies, including companies that own or manage malls, power centers, lifestyle centers, strip centers, factory outlet centers, theme/festival centers and community centers, as well as other commercial real estate developers and real estate owners, particularly those with properties near our properties, on the basis of location and rent charged. We compete with these companies to attract customers to our properties, as well as to attract anchor and in-line store tenants. We also compete to acquire land for new site development. Our malls and our power and strip centers face competition from similar retail centers, including more recently developed or renovated centers, that are near our retail properties. We also face competition from a variety of different retail formats, including internet retailers, discount or value retailers, home shopping networks, mail order operators, catalogs, and telemarketers. This competition could have a material adverse effect on our ability to lease space and on the amount of rent that we receive. Our tenants face competition from companies at the same and other properties and from other retail formats as well.

Also, a significant amount of capital has and might continue to provide funding for the acquisition and development of properties that might compete with our properties. The development of competing retail properties and the related increased competition for tenants might require us to make capital improvements to properties that we would have deferred or would not have otherwise planned to make and might also affect the occupancy and net operating income of such properties. Any such redevelopments, undertaken individually or collectively, involve costs and expenses that could adversely affect our results of operations.

We compete with many other entities engaged in real estate investment activities for acquisitions of malls, other retail properties and other prime development sites, including institutional pension funds, other REITs and other owner-operators of retail properties. These competitors might drive up the price we must pay for properties, parcels, other assets or other companies we seek to acquire or might themselves succeed in acquiring those properties, parcels, assets or companies. In addition, our potential acquisition targets might find our competitors to be more attractive suitors if they have greater resources, are willing to pay more, or have a more compatible operating philosophy. In particular, larger REITs might enjoy significant competitive advantages that result from, among other things, a lower cost of capital, a better ability to raise capital, a better ability to finance an acquisition, and enhanced operating efficiencies. Also, the number of entities competing for suitable investment properties or desirable development sites has increased and might continue to increase, resulting in increased demand for these assets and therefore increased prices paid for them.

We might not succeed in acquiring retail properties or development sites that we seek, or, if we pay higher prices for properties, or generate lower cash flow from an acquired property than we expect, our investment returns will be reduced, which will adversely affect the value of our securities.

We receive a substantial portion of our operating income as rent under long-term leases with tenants. At any time, any tenant having space in one or more of our properties could experience a downturn in its business that might weaken its financial condition. These tenants might defer or fail to make rental payments when due, delay lease commencement, voluntarily vacate the premises or declare bankruptcy, which could result in the termination of the tenant's lease, and could result in material losses to us and harm to our results of operations. Also, it might take time to terminate leases of underperforming or nonperforming tenants and we might incur costs to remove such tenants. Some of our tenants occupy stores at multiple locations in our portfolio, and so the effect of any bankruptcy of those tenants might be more significant to us than the bankruptcy of other tenants. In addition, under many of our leases, our tenants pay rent based on a percentage of their sales. Accordingly, declines in these tenants' sales directly affect our results of operations. Also, if tenants are unable to comply with the terms of their leases, we might modify lease terms in ways that are less favorable to us.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of a portion of rent based on a percentage of a tenant's sales over certain levels. Income from such rent is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. Also, many new and temporary leases are entered into later in the year in anticipation of the holiday season and there is a higher concentration of tenants vacating their space early in the year. As a result, our occupancy and cash flows are generally higher in the fourth quarter and lower in the first quarter, excluding the effect of ongoing redevelopment projects. Our concentration in the retail sector increases our exposure to seasonality and is expected to continue to result in a greater percentage of our cash flows being received in the fourth quarter.

Inflation

Inflation can have many effects on financial performance. Retail property leases often provide for the payment of rent based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on us. However, rent increases may not keep up with inflation.

Forward Looking Statements

This Annual Report for the year ended December 31, 2007, together with other statements and information publicly disseminated by us, contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, projections, future plans, strategies, anticipated events, trends and other matters that are not historical facts. These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and changes in circumstances that might cause future events, achievements or results to differ materially from those expressed or implied by the forward-looking statements. In particular, our business might be affected by uncertainties affecting real estate businesses generally as well as the following, among other factors:

- general economic, financial and political conditions, including credit market conditions, changes in interest rates or the possibility of war or terrorist attacks;
- changes in local market conditions, such as the supply of or demand for retail space, or other competitive factors;
- changes in the retail industry, including consolidation and store closings;
- concentration of our properties in the Mid-Atlantic region;
- risks relating to development and redevelopment activities, including risks associated with construction and receipt of governmental and tenant approvals;
- our ability to raise capital through public and private offerings of debt or equity securities and other financing risks, including the availability of adequate funds at a reasonable cost;
- our ability to simultaneously manage several redevelopment and development projects, including projects involving mixed use;
- our ability to maintain and increase property occupancy and rental rates;
- our dependence on our tenants' business operations and their financial stability;
- increases in operating costs that cannot be passed on to tenants;
- our ability to acquire additional properties and our ability to integrate acquired properties into our existing portfolio;
- our short- and long-term liquidity position;
- possible environmental liabilities;
- our ability to obtain insurance at a reasonable cost; and
- existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT.

Additional factors that might cause future events, achievements or results to differ materially from those expressed or implied by our forward-looking statements include those discussed in our Annual Report on Form 10-K for the year ended December 31, 2007 in the section entitled "Item 1A. Risk Factors." We do not intend to update or revise any forward-looking statements to reflect new information, future events or otherwise.

Except as the context otherwise requires, references in this Annual Report to "we," "our," "us," the "Company" and "PREIT" refer to Pennsylvania Real Estate Investment Trust and its subsidiaries, including our operating partnership, PREIT Associates, L.P. References in this Annual Report to "PREIT Associates" refer to PREIT Associates, L.P. References in this Annual Report to "PRI" refer to PREIT-RUBIN, Inc.

Quantitative and Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. As of December 31, 2007, our consolidated debt portfolio consisted primarily of $330.0 million borrowed under our Credit Facility, which bears interest at a LIBOR rate plus an applicable margin, and $1,656.9 million in fixed-rate mortgage notes, including $13.8 million of mortgage debt premium.

Mortgage notes payable, which are secured by 30 of our consolidated properties, are due in installments over various terms extending to the year 2017, with fixed interest at rates ranging from 4.91% to 7.61% and a weighted average interest rate of 6.21% at December 31, 2007. Mortgage notes payable for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" on the consolidated balance sheet.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified periods:

	Fixed-Rate Debt		Variable-Rate Debt	
(in thousands of dollars) Year Ended December 31,	Principal Payments	Weighted Average Interest Rate	Principal Payments	Weighted Average Interest Rate
2008	$ 527,877[(1)]	7.27%	—	—
2009	$ 64,507	6.01%	$ 330,000[(2)]	6.29%[(3)]
2010	$ 15,587	5.65%	—	—
2011	$ 16,498	5.65%	—	—
2012	$ 608,842	5.56%	—	—
2013 and thereafter	$ 697,311	5.52%	—	—

(1) The amount outstanding under the REMIC is included in the "2008" row.

(2) Our Credit Facility has a term that expires in January 2009, with an additional 14 month extension option, provided that there is no event of default at that time.

(3) Based on the weighted average interest rate in effect as of December 31, 2007.

Changes in market interest rates have different impacts on the fixed and variable portions of our debt portfolio. A change in market interest rates applicable to the fixed portion of the debt portfolio impacts the fair value, but it has no impact on interest incurred or cash flows. A change in market interest rates applicable to the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value. The following sensitivity analysis related to the fixed debt portfolio, which includes the effects of the forward starting interest rate swap agreements described below, assumes an immediate 100 basis point change in interest rates from their actual December 31, 2007 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in our net financial instrument position of $42.3 million at December 31, 2007. A 100 basis point decrease in market interest rates would result in an increase in our net financial instrument position of $43.3 million at December 31, 2007. Based on the variable-rate debt included in our debt portfolio as of December 31, 2007, a 100 basis point increase in interest rates would result in an additional $3.3 million in interest annually. A 100 basis point decrease would reduce interest incurred by $3.3 million annually.

To manage interest rate risk and limit overall interest cost, we may employ interest rate swaps, options, forwards, caps and floors or a combination thereof, depending on the underlying exposure. Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. We may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. See Note 5 to our consolidated financial statements.

In March 2006, we entered into six forward-starting interest rate swap agreements that have a blended 10-year swap rate of 5.3562% on an aggregate notional amount of $150.0 million settling no later than December 10, 2008.

In May 2005, we entered into three forward-starting interest rate swap agreements that have a blended 10-year swap rate of 4.6858% on an aggregate notional amount of $120.0 million settling no later than October 31, 2007. We also entered into seven forward starting interest rate swap agreements in May 2005 that have a blended 10-year swap rate of 4.8047% on an aggregate notional amount of $250.0 million settling no later than December 10, 2008. A forward starting interest rate swap is an agreement that effectively hedges future base rates on debt for an established period of time. We entered into these swap agreements in order to hedge the expected interest payments associated with a portion of our anticipated future issuances of long term debt. We assessed the effectiveness of these swaps as hedges at inception and on December 31, 2007 and consider these swaps to be highly effective cash flow hedges under SFAS No. 133.

In March 2007, we settled three swaps. The settled swaps had a value of $4.3 million as of December 31, 2006 and at the cash settlement date, we received $4.1 million in cash and recorded an unrealized loss of $0.2 million to "Other Accumulated Comprehensive Income." The swaps were settled in anticipation of our issuance of long-term debt. Amortization of the settlement amount commenced upon the issuance of such debt and is being recorded as a decrease in interest expense over the term of the new long-term debt.

We now have an aggregate $400.0 million in notional amount of swap agreements settling in 2008.

Because the information presented above includes only those exposures that exist as of December 31, 2007, it does not consider changes, exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss or expense with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at the time and interest rates.

INVESTOR INFORMATION

HEADQUARTERS
200 South Broad Street, Third Floor
Philadelphia, PA 19102-3803
215.875.0700
215.875.7311 Fax
866.875.0700 Toll Free
www.preit.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL
Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR
For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

Mailing Address:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
651.450.4064 (outside the United States)
651.450.4085 Fax
800.468.9716 Toll Free
www.wellsfargo.com/shareownerservices

Street or Courier Address:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN
The Company has a Distribution Reinvestment and Share Purchase Plan for common shares (NYSE:PEI) that allows investors to directly invest in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. The minimum initial investment is $250, the minimum subsequent investment is $50, and the maximum monthly amount is $5,000, without a waiver.

Further information and forms are available on our web site at **www.preit.com** under Investor Relations, DRIP/Stock Purchase. You may also contact the Company or the Plan Administrator, Wells Fargo Shareowner Services, at 800.468.9716 or 651.450.4064.

INVESTOR INQUIRIES
Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street, Third Floor
Philadelphia, PA 19102–3803
215.875.0735
215.546.2504 Fax
866.875.0700 ext. 50735 Toll Free
Email: investorinfo@preit.com

FORMS 10-K AND 10-Q; CEO AND CFO CERTIFICATIONS
The Company's Annual Report on Form 10-K, including financial statements and a schedule, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

The Company's chief executive officer certified to the New York Stock Exchange (NYSE) that, as of June 4, 2007, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2007.

NYSE MARKET PRICE AND DISTRIBUTION RECORD
The following table shows the high and low prices for the Company's common shares and cash distributions paid for the periods indicated.

Quarter Ended Calendar Year 2007	High	Low	Distributions Paid per Common Share
March 31	$ 45.66	$ 38.52	$ 0.57
June 30	$ 50.39	$ 42.64	0.57
September 30	$ 45.38	$ 34.37	0.57
December 31	$ 41.69	$ 28.48	0.57
			$ 2.28

Quarter Ended Calendar Year 2006	High	Low	Distributions Paid per Common Share
March 31	$ 44.44	$ 36.95	$ 0.57
June 30	$ 43.91	$ 36.75	0.57
September 30	$ 43.41	$ 37.70	0.57
December 31	$ 44.53	$ 37.48	0.57
			$ 2.28

As of December 31, 2007, there were approximately 3,100 registered shareholders and 21,700 beneficial holders of record of the Company's common shares of beneficial interest. The Company had an aggregate of approximately 805 employees as of December 31, 2007.

STOCK MARKET
New York Stock Exchange
Common Ticker Symbol: PEI

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for 11:00 a.m. on Thursday, May 29, 2008 at the Park Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

PREIT IS A MEMBER OF:
National Association of Real Estate Investment Trusts
International Council of Shopping Centers
Pension Real Estate Association
Urban Land Institute

PEI LISTED NYSE

Design: Allemann Almquist & Jones; Editorial: Robert Gunther Communications; Photography: Various

PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
200 SOUTH BROAD STREET
PHILADELPHIA, PA 19102-3803
WWW.PREIT.COM

END

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